     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 2002
                                             1933 ACT REGISTRATION NO. 333-XXXXX
                                             1940 ACT REGISTRATION NO. 811-08557
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                  LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                   ACCOUNT M
                           (EXACT NAME OF REGISTRANT)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

              1300 South Clinton Street, Fort Wayne, Indiana 46802 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code
                                 (260) 455-2000

       Elizabeth Frederick, Esquire                           COPY TO:
The Lincoln National Life Insurance Company             Jeremy Sachs, Esquire
         1300 South Clinton Street           The Lincoln National Life Insurance Company
               P.O. Box 1110                              350 Church Street
         Fort Wayne, Indiana 46802                       Hartford, CT 06103
  (NAME AND ADDRESS OF AGENT FOR SERVICE)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of Registration Statement, and continuously thereafter.

  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
1                              Cover Page; Highlights
2                              Cover Page
3                              *
4                              Distribution of Policies
5                              Lincoln Life, the Separate Account and the
                               General Account
6(a)                           Lincoln Life, the Separate Account and the
                               General Account
6(b)                           *
9                              Legal Proceedings
10(a)-(c)                      Right-to-Examine Period; Policy Liquidity; Policy
                               Values Reports to Owners; Registration Statement
10(d)                          Policy Liquidity; Policy Values, Transfers and
                               Allocation Among Accounts
10(e)                          Lapse and Reinstatement
10(f)                          Funds -- Voting Rights
10(g)-(h)                      Lincoln Life, the Separate Account and the
                               General Account; Funds -- Substitution of
                               Securities
10(i)                          Premium Features; Transfers and Allocation Among
                               Accounts; Death Benefits; Policy Values; Tax
                               Issues; Payment of Death Benefit Proceeds
11                             Cover Page; Funds
12                             Funds; Financial Statements
13                             Highlights; Charges and Fees
14                             Application; Right-to-Examine Period; The Policy
15                             Premium Features; Right-to Examine Period;
                               Transfers and Allocation Among Accounts
16                             Lincoln Life, the Separate Account and the
                               General Account; Funds
17                             Policy Liquidity; Tranfers and Allocation Among
                               Accounts
18                             Lincoln Life, the Separate Account and the
                               General Account; Policy Values; Financial
                               Statements
19                             Reports to Owners
20                             *
21                             Policy Liquidity -- Policy Loans
22                             Lincoln Life, the Separate Account and the
                               General Account
23                             State Regulation
24                             Other Policy Provisions

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
25                             Lincoln Life, the Separate Account and the
                               General Account
26                             Highlights; Charges and Fees; Financial
                               Statements
27                             Lincoln Life, the Separate Account and the
                               General Account
28                             Directors and Officers of Lincoln Life
29                             Lincoln Life, the Separate Account and the
                               General Account
30                             *
31                             *
32                             *
33                             *
34                             *
35                             Distribution of Policies
36                             *
37                             *
38                             Distribution of Policies
39                             Distribution of Policies
40                             *
41(a)                          Distribution of Policies
42                             *
43                             *
44                             Funds; Premium Features; Policy Values;
                               Highlights; Financial Statements
45                             *
46                             Policy Liquidity; Policy Values; Charges and
                               Fees; Transfers and Allocation Among Accounts
47                             Lincoln Life, the Separate Account and the
                               General Account; Funds; Policy Values; Transfers
                               and Allocation Among Accounts
48                             *
49                             *
50                             Lincoln Life, the Separate Account and the
                               General Account
51                             Cover Page; Highlights; Death Benefits;
                               Beneficiary; Lapse and Reinstatement; Premium
                               Features; Financial Statements; Transfers and
                               Allocation Among Accounts
52                             Funds
53                             Tax Issues
54                             *
55                             *

* Not Applicable

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

HOME OFFICE LOCATION:               ADMINISTRATIVE OFFICE
1300 SOUTH CLINTON STREET           PERSONAL SERVICE CENTER MVLI
P.O. BOX 1110                       350 CHURCH STREET
FORT WAYNE, INDIANA 46802           HARTFORD, CT 06103-1106
(800) 454-6265                      (800) 444-2363

--------------------------------------------------------------------------------
               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

    This Prospectus describes Lincoln VUL(CV)-III featuring the Elite Series of Funds, a flexible premium variable universal life insurance contract (the "Policy"), offered by The Lincoln National Life Insurance Company ("Lincoln Life", "Company", "we", "us", "our").

    The Policy features include: flexible premium payments; a choice of one of three death benefit options; a choice of underlying investment options.

    It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds, furnished with this Prospectus, should be read carefully to understand the Policy being offered.

    You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account M ("Separate Account"). Each Sub-Account invests in one of the funds listed below.

AIM VARIABLE INSURANCE FUNDS
AIM V.I. Growth Fund (Series I)
AIM V.I. International Equity Fund (Series I)
AIM V.I. Value Fund (Series I)

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
AllianceBernstein Small Cap Value Portfolio (Class A)
Growth and Income Portfolio (Class A)
Premier Growth Portfolio (Class A)
Technology Portfolio (Class A)

AMERICAN FUNDS INSURANCE SERIES
Global Small Capitalization Fund (Class 2)
Growth Fund (Class 2)
Growth-Income Fund (Class 2)
International Fund (Class 2)

DELAWARE GROUP PREMIUM FUND
Growth and Income Series (Standard Class)
High Yield Series (Standard Class)
REIT Series (Standard Class)
Small Cap Value Series (Standard Class)
Trend Series (Standard Class)
U.S. Growth Series (Standard Class)

DEUTSCHE ASSET MANAGEMENT VIT FUNDS TRUST
EAFE-Registered Trademark- Equity Index Fund
Equity 500 Index Fund
Small Cap Index Fund

FIDELITY VARIABLE INSURANCE PRODUCTS
Contrafund Portfolio (Service Class)
Equity-Income Portfolio (Service Class)
Growth Portfolio (Service Class)
Overseas Portfolio (Service Class)
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Small Cap Fund (Class 1)
Templeton Growth Securities Fund (Class 1)

JANUS ASPEN SERIES
Aggressive Growth Portfolio (Service Shares)
Balanced Portfolio (Service Shares)
Worldwide Growth Portfolio (Service Shares)

LINCOLN NATIONAL FUNDS (LN)
LN Aggressive Growth Fund, Inc.
LN Bond Fund, Inc.
LN Capital Appreciation Fund, Inc.
LN Global Asset Allocation Fund, Inc.
LN International Fund, Inc.
LN Money Market Fund, Inc.
LN Social Awareness Fund, Inc.

MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST
Capital Opportunities Series (Initial Class)
Emerging Growth Series (Initial Class)
Total Return Series (Initial Class)
Utilities Series (Initial Class)

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Mid-Cap Growth Portfolio
Regency Portfolio

PUTNAM VARIABLE TRUST
Growth & Income Fund (Class IB)
Health Sciences Fund (Class IB)

TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

THIS POLICY MAY NOT BE AVAILABLE IN ALL STATES, AND THIS PROSPECTUS ONLY OFFERS THE POLICY FOR SALE IN JURISDICTIONS WHERE SUCH OFFER AND SALE ARE LAWFUL.

                         PROSPECTUS DATED:

                               TABLE OF CONTENTS

CONTENTS                                  PAGE
--------                                  ----
HIGHLIGHTS............................       3
  Initial Choices To Be Made..........       3
  Death Benefit.......................       4
  Amount of Premium Payment...........       4
  Selection of Funding Vehicles.......       5
  Insurance Charges and Fees..........       5
  Fund Expenses.......................       6
  Changes in Specified Amount.........       8
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
 THE GENERAL ACCOUNT..................       8
BUYING VARIABLE LIFE INSURANCE........      10
  Replacements........................      11
APPLICATION...........................      11
OWNERSHIP.............................      12
BENEFICIARY...........................      12
THE POLICY............................      12
  Policy Specifications...............      13
PREMIUM FEATURES......................      13
  Planned Premiums; Additional
   Premiums...........................      13
    Limits on Right to Make Payments
     of Additional and Planned
     Premiums.........................      13
    Premium Load; Net Premium
     Payment..........................      14
RIGHT-TO-EXAMINE PERIOD...............      14
TRANSFERS AND ALLOCATION AMONG
 ACCOUNTS.............................      14
  Allocation of Net Premium
   Payments...........................      14
  Transfers...........................      15
  Optional Sub-Account Allocation
   Programs...........................      15
    Dollar Cost Averaging.............      15
    Automatic Rebalancing.............      16
POLICY VALUES.........................      16
  Accumulation Value..................      17
  Separate Account Value..............      17
    Variable Accumulation Unit
     Value............................      17
    Variable Accumulation Units.......      17
  Fixed Account and Loan Account
   Value..............................      18
  Net Accumulation Value..............      18
FUNDS.................................      18
  Substitution of Securities..........      23
  Voting Rights.......................      23
  Fund Participation Agreements.......      23
CHARGES AND FEES......................      23
  Deductions from Premium Payments....      24
  Deductions Made Monthly.............      24
    Monthly Deduction.................      24
    Cost of Insurance Charge..........      24
  Mortality and Expense Risk Charge...      25
  Surrender Charges...................      25
  Reduction of Charges -- Purchases on
   a Case Basis.......................      27
  Transaction Fee for Excess
   Transfers..........................      27
DEATH BENEFITS........................      27
  Death Benefit Options...............      27
  Changes in Death Benefit Options and
   Specified Amount...................      28

CONTENTS                                  PAGE
--------                                  ----
  Federal Income Tax Definition of
   Life Insurance.....................      30
NOTICE OF DEATH OF INSURED............      30
PAYMENT OF DEATH BENEFIT PROCEEDS.....      30
  Settlement Options..................      30
POLICY LIQUIDITY......................      31
  Policy Loans........................      31
  Partial Surrender...................      32
  Surrender of the Policy.............      33
    Surrender Value...................      33
  Deferral of Payment and Transfers...      33
ASSIGNMENT; CHANGE OF OWNERSHIP.......      33
LAPSE AND REINSTATEMENT...............      34
  Lapse of a Policy...................      34
  No Lapse Provision..................      34
  Reinstatement of a Lapsed Policy....      36
COMMUNICATIONS WITH LINCOLN LIFE......      36
  Proper Written Form.................      36
  Telephone Transaction Privileges....      36
OTHER POLICY PROVISIONS...............      37
  Issuance............................      37
  Date of Coverage....................      37
  Incontestability....................      37
  Misstatement of Age or Gender.......      37
  Suicide.............................      37
  Nonparticipating Policies...........      37
  Riders..............................      38
TAX ISSUES............................      39
  Taxation of Life Insurance Contracts
   in General.........................      39
  Policies Which Are MECs.............      41
  Policies Which Are Not MECs.........      41
  Other Considerations................      42
  Tax Status of Lincoln Life..........      43
FAIR VALUE OF THE POLICY..............      43
DIRECTORS AND OFFICERS OF LINCOLN
 LIFE.................................      43
DISTRIBUTION OF POLICIES..............      45
CHANGES OF INVESTMENT POLICY..........      46
STATE REGULATION......................      46
REPORTS TO OWNERS.....................      46
ADVERTISING...........................      46
LEGAL PROCEEDINGS.....................      47
EXPERTS...............................      47
REGISTRATION STATEMENT................      47
APPENDIX 1: GUARANTEED MAXIMUM COST OF
 INSURANCE RATES......................      48
APPENDIX 2: ILLUSTRATION OF MAXIMUM
 SURRENDER CHARGES....................      49
APPENDIX 3: CORRIDOR PERCENTAGES......      51
APPENDIX 4: ILLUSTRATIONS OF
 ACCUMULATION VALUES, SURRENDER VALUES
 AND DEATH BENEFIT PROCEEDS...........      52
FINANCIAL STATEMENTS..................
  Separate Account 12/31/01...........     M-1
  Lincoln Life 12/31/01...............     S-1

HIGHLIGHTS

                    This section is an overview of key Policy features. Your Policy is a flexible premium variable life insurance policy under which flexible premium payments are permitted and the Death Benefit and Policy values may vary with the investment performance of the funding option(s) selected. Its value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.

                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a variable life insurance policy. This Policy may, or may not, be appropriate for your individual financial goals. If you are already entitled to favorable financial tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. The value of the Policy and, under one option, the death benefit amount depend on the investment results of the funding options you select.

                    We offer other variable life insurance policies and variable annuity contracts with different features, benefits and charges. These policies also provide values that vary in accordance with the investment experience of a separate account of Lincoln Life.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. Lincoln Life reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    The state in which your policy is issued will govern whether or not certain features, charges and fees will be allowed in your Policy. You should refer to your Policy contract for these state specific provisions.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. If no Owner is named, the Insured (the person whose life is insured under the Policy) will be the Owner of the Policy. You, as the Owner, have three important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the three Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.
                    4) whether to elect the Age 100 No Lapse Provision.

                    You may also choose from several Riders offered for this Policy. These may alter the benefits or charges in the Policy. They may vary by issue state, and may have tax consequences. See page 38.

                    DEATH BENEFIT

                    The Death Benefit is the amount Lincoln pays to the Beneficiary(ies) when the Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. We calculate the Death Benefit payable as of the date on which the Insured died.

                    When you purchase your Policy, you must choose one of three Death Benefit Options:

                    1) the Specified Amount (as explained in the DEATH BENEFITS Section on Page 27), as found on the Policy's Specification Page; or

                    2) the sum of the Specified Amount and the Net Accumulation Value (as explained in the Policy Values Section on Page 16 and the Net Accumulation Value Section on Page 18); or

                    3) the sum of the Specified Amount and the Accumulated Premiums (all premiums paid minus the Cumulative Policy Factor (as defined in the Death Benefits Options Section), if that Factor is elected).

                    If you have borrowed against your Policy or surrendered a portion of your Policy, your Initial Death Benefit will be reduced by the Loan Account balance and any surrendered amount.

                    NO LAPSE PROVISION

                    If you choose Death Benefit Option 1 or 2, your Policy also includes a "No Lapse Provision". This means that the Policy will not lapse regardless of the gains or losses of the Funds you select as long as you pay the specified No Lapse Premium. There are three levels of No Lapse protection:
                    1) a guarantee to Age 100, if elected, 2) a guarantee for the first 20 Policy Years, or 3) a guarantee for the first 10 Policy years. For additional information see "No Lapse Provision".

                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within the limits described on page 13.

                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, and the No Lapse Provision is not in effect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the cost of insurance (see page 24) increase as the Insured gets older.

                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, and the No Lapse Provision is not in effect, you may apply to reinstate your Policy. However, the Policy will not lapse if the Owner has met the No Lapse Premium Requirement. See page 34.

                    When you first receive your Policy you will have 10 days to review it. [Some states allow more than 10 days.] Refer to your Policy contract. This is called the "Right-to-Examine" period. Use this time to review your Policy and make sure it meets your needs. During this period, depending upon the state of issue of your Policy, your Initial Premium Payment will either be deposited in the Money Market Sub-Account, or invested directly into the fund(s) you have selected. If you then decide you do not want your Policy, we will refund either Premium Payments made, or the Accumulation Value (plus any charges and fees), again depending on the state of issue of your Policy. See page 14.

                    SELECTION OF FUNDING VEHICLES

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the contract. If you put money into the variable funding options, you assume all the investment risk on that money. This means that if the fund(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If those funds lose value, so does your Policy. Each fund has its own investment objective. You should review each fund's Prospectus before making your decision.

                    You must choose the Sub-Accounts in which you want to place each Net Premium Payment. The Sub-Accounts make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 18.

                    You may also use Lincoln Life's Fixed Account to fund your Policy. Net Premium payments put into the Fixed Account:

                     - become part of Lincoln Life's General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at Lincoln Life's discretion. For additional information on the Fixed Account, see page 10.

                    INSURANCE CHARGES AND FEES

                    Lincoln Life may profit from any of these charges, including the mortality and expense risk and cost of insurance charges, and may use the profit for any purpose, including covering shortfalls from other charges.

                    We deduct a premium charge of 5% from each Premium Payment. We make Monthly Deductions for administrative expenses (currently, $15 per month for the first Policy Year and $5 per month afterwards, guaranteed not to exceed $10 after the first Policy Year) along with the Cost of Insurance and any riders that are placed on your Policy. We make daily charges against the Separate Account for mortality and expense risk. This charge is guaranteed at an annual rate of 0.75% for Policy Years 1-10, 0.35% for Policy Years 11-20 and 0.20% for Policy Years 21 and beyond.

                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 6 shows you the current expense levels for each Fund.

                    Each Policy Year you may make 24 transfers between funding options without charge. Beyond 24, a $25 fee may apply.

                    You may borrow within described limits against the Policy. You may surrender the Policy totally or withdraw part of its value.

                    The Surrender Charge is the amount retained by us if you totally surrender your Policy in up to the first 15 Policy Years. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn, not to exceed $25. If you decrease the Specified Amount, a pro-rata Surrender Charge may be assessed. The length of the surrender charge period varies based on the age at the date of issue or of increase in Specified Amount. See page 25.

                    Some riders may have an affect on your Surrender Charges.

                    If you borrow against your Policy, interest will be charged to the Loan Account Value. The annual interest rate is 5% in years 1-10, 4% in years 11+. Lincoln Life will credit 4% interest on the Loan Account Value in all years. See page 31.

                    Charges and fees may be reduced in some circumstances where Policies are purchased by corporations and other groups or sponsoring organizations on a case basis. See page 27.

                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

           PORTFOLIO EXPENSE TABLE (UPDATE TO BE FILED BY AMENDMENT)

                                                                                                                     TOTAL FUND
                                                                              TOTAL ANNUAL FUND                       OPERATING
                                                                              OPERATING EXPENSES                    EXPENSES WITH
                                        MANAGEMENT                  OTHER     WITHOUT WAIVERS OR   TOTAL WAIVERS     WAIVERS AND
                 FUND                     FEES(1)     12(B)1 FEE   EXPENSES       REDUCTIONS       AND REDUCTIONS    REDUCTIONS
--------------------------------------  -----------   ----------   --------   ------------------   --------------   -------------
AIM V.I. Growth Fund (Series I).......     0.61%          N/A        0.22%           0.83%               N/A            0.83%
AIM V.I. International Equity Fund
  (Series I)..........................     0.73%          N/A        0.29%           1.02%               N/A            1.02%
AIM V.I. Value Fund (Series I)........     0.61%          N/A        0.23%           0.84%               N/A            0.84%
Alliance VPS Growth and Income
  Portfolio (Class A).................     0.63%          N/A        0.06%           0.69%               N/A            0.69%
Alliance VPS Premier Growth Portfolio
  (Class A)...........................     1.00%          N/A        0.04%           1.04%               N/A            1.04%
Alliance VPS AllianceBernstein Small
  Cap Value Portfolio (Class A).......     0.91%          N/A        0.04%           0.95%               N/A            0.95%
Alliance VPS Technology Portfolio
  (Class A) (2).......................     1.00%          N/A        0.06%           1.06%             (0.04%)          1.02%
AFIS Global Small Capitalization Fund
  (Class 2)...........................     0.80%         0.25%       0.06%           1.11%               N/A            1.11%
AFIS Growth Fund (Class 2)............     0.36%         0.25%       0.02%           0.63%               N/A            0.63%
AFIS Growth -- Income Fund
  (Class 2)...........................     0.34%         0.25%       0.01%           0.60%               N/A            0.60%
AFIS International Fund (Class 2).....     0.54%         0.25%       0.05%           0.84%               N/A            0.84%
Delaware GPF Growth and Income Series
  (Standard Class) (3)(a).............     0.60%          N/A        0.08%           0.68%               N/A            0.68%
Delaware GPF High Yield Series
  (Standard Class) (3)(b).............     0.65%          N/A        0.12%           0.77%               N/A            0.77%
Delaware GPF REIT Series Standard
  Class (3)(c)........................     0.75%          N/A        0.28%           1.03%             (0.18%)           .85%
Delaware GPF Small Cap Value Series
  (Standard Class) (3)(d).............     0.75%          N/A        0.14%           0.89%             (0.04%)          0.85%
Delaware GPF Trend Series (Standard
  Class) (3)(e).......................     0.73%          N/A        0.11%           0.84%             (0.01%)          0.83%
Delaware GPF U.S. Growth Series
  (Standard Class) (3)(f).............     0.65%          N/A        0.09%           0.74%               N/A            0.74%
Deutsche VIT
  EAFE-Registered Trademark- Equity
  Index Fund (4)......................     0.45%          N/A        0.47%           0.92%             (0.27%)          0.65%
Deutsche VIT Equity 500 Index
  Fund (4)............................     0.20%          N/A        0.14%           0.34%             (0.04%)          0.30%
Deutsche VIT Small Cap Index
  Fund (4)............................     0.35%          N/A        0.34%           0.69%             (0.24%)          0.45%
Fidelity VIP Contrafund Portfolio
  (Service Class) (5).................     0.57%         0.10%       0.09%           0.76%               N/A            0.76%
Fidelity VIP Equity-Income Portfolio
  (Service Class) (5).................     0.48%         0.10%       0.08%           0.66%               N/A            0.66%
Fidelity VIP Growth Portfolio (Service
  Class) (5)..........................     0.57%         0.10%       0.09%           0.76%               N/A            0.76%
Fidelity VIP Overseas Portfolio
  (Service Class) (5).................     0.72%         0.10%       0.17%           0.99%               N/A            0.99%
FTVIP Franklin Small Cap Fund
  (Class 1) (6b,c)....................     0.53%          N/A        0.28%           0.81%             (0.04%)          0.77%
FTVIP Templeton Growth Securities Fund
  (Class 1) (6a)......................     0.81%          N/A        0.07%           0.88%               N/A            0.88%
Janus Aspen Series Aggressive Growth
  Portfolio (Service Shares) (7)......     0.65%         0.25%       0.02%           0.92%               N/A            0.92%
Janus Aspen Series Balanced Portfolio
  (Service Shares)....................     0.65%         0.25%       0.02%           0.92%               N/A            0.92%
Janus Aspen Series Worldwide Growth
  Portfolio (Service Shares) (7)......     0.65%         0.25%       0.05%           0.95%               N/A            0.95%
LN Aggressive Growth Fund, Inc........     0.70%          N/A        0.08%           0.78%               N/A            0.78%
LN Bond Fund, Inc.....................     0.45%          N/A        0.09%           0.54%               N/A            0.54%
LN Capital Appreciation Fund, Inc.....     0.71%          N/A        0.05%           0.76%               N/A            0.76%

                                                                                                                     TOTAL FUND
                                                                              TOTAL ANNUAL FUND                       OPERATING
                                                                              OPERATING EXPENSES                    EXPENSES WITH
                                        MANAGEMENT                  OTHER     WITHOUT WAIVERS OR   TOTAL WAIVERS     WAIVERS AND
                 FUND                     FEES(1)     12(B)1 FEE   EXPENSES       REDUCTIONS       AND REDUCTIONS    REDUCTIONS
--------------------------------------  -----------   ----------   --------   ------------------   --------------   -------------
LN Global Asset Allocation
  Fund, Inc...........................     0.72%          N/A        0.22%           0.94%               N/A            0.94%
LN International Fund, Inc............     0.80%          N/A        0.16%           0.96%               N/A            0.96%
LN Money Market Fund, Inc.............     0.48%          N/A        0.10%           0.58%               N/A            0.58%
LN Social Awareness Fund, Inc.........     0.33%          N/A        0.05%           0.38%               N/A            0.38%
MFS-Registered Trademark- VIT Capital
  Opportunities Series (Initial
  Class) (8a,b).......................     0.75%          N/A        0.16%           0.91%               N/A            0.91%
MFS-Registered Trademark- VIT Emerging
  Growth Series (Initial
  Class) (8a).........................     0.75%          N/A        0.10%           0.85%               N/A            0.85%
MFS-Registered Trademark- VIT Total
  Return Series (Initial
  Class) (8a).........................     0.75%          N/A        0.15%           0.90%               N/A            0.90%
MFS-Registered Trademark- VIT
  Utilities Series (Initial
  Class) (8a).........................     0.75%          N/A        0.16%           0.91%               N/A            0.91%
Neuberger Berman AMT Mid-Cap Growth
  Portfolio...........................     0.84%          N/A        0.14%           0.98%               N/A            0.98%
Neuberger Berman AMT Regency
  Portfolio (9a,b)....................     0.85%          N/A        0.25%           1.10%               N/A            1.10%
Putnam VT Growth & Income Fund
  (Class IB)..........................     0.46%         0.25%       0.04%           0.75%               N/A            0.75%
Putnam VT Health Sciences Fund
  (Class IB)..........................     0.70%         0.25%       0.09%           1.04%               N/A            1.04%

------------------------------

(1) Certain of the Portfolio advisers reimburse the company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policy. These reimbursements are generally paid for by the advisers from their revenues and are not charged to investors.

(2) Absent waivers/reimbursements, the management fee, other expense and total expense would have been 1.00%, 0.06% and 1.06% respectively.

(3)(a) The investment advisor for the Growth and Income Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.80%. DMC has voluntarily elected to cap its management fee for this Series at 0.60% indefinitely.

  (b) The investment advisor for the High Yield Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.80%.

  (c) The investment advisor for the REIT Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 1.03%.

  (d) The investment advisor for the Small Cap Value Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 0.89%.

  (e) The investment advisor for the Trend Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%.

  (f) The investment advisor for the US Growth Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.75%.

(4) Under the Advisory Agreement with Deutsche Asset Management, Inc. (the "Advisor"), the fund will pay an advisory fee at an annual percentage rate 0.20% of the average daily assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed .30% of average daily net assets. Under the Advisory Agreement with the "Advisor", the Small Cap Index Fund will pay an advisory fee at an annual percentage rate of 0.35% of the average daily net assets of the fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed 0.45% of average daily net assets. Under the Advisory Agreement with the "Advisor", the EAFE Equity Index Fund will pay an advisory fee at an annual percentage rate of 0.45% of the average daily net assets of the fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fees and to reimburse the fund.

(5) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.

(6)(a) The Fund administration fee is paid indirectly through the management fee.

  (b) Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended
      December 31, 2000 because they have been restated due to a new management agreement effective May 1, 2000.

  (c) The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission.

(7) Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for Growth, Aggressive Growth and Worldwide Growth Portfolios. Expenses are stated both with and without contractual waivers by Janus Capital. Waivers, if applicable, are first applied against the management fee and then against other expenses, and will continue until at least the next annual renewal of the advisory agreement. All expenses are shown without the effect of any expense offset arrangements.

(8)(a) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal: 0.84% for Emerging Growth; 0.90% for Capital Opportunities; 0.89% for Total Return; 0.90% for Utilities.

  (b) MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series' "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed the following percentage of the average daily net assets of the series during the current fiscal year: 0.15% for Capital Opportunities Series. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series.

(9)(a) Neuberger Berman Management Inc. ("NBMI") has undertaken through
       April 30, 2002 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate 1.50% of the daily net asset value of the Regency Portfolio. The expense reimbursement agreements with respect to the Regency Portfolio provide for NBMI to recoup through December 31, 2005 amounts reimbursed by NBMI under the agreements, provided such recoupment would not cause a Portfolio to exceed its respective expense limitation.

  (b) The Regency Portfolio had not commenced operations as of December 31, 2000; the expense figures for this Portfolio are estimated.

                    CHANGES IN SPECIFIED AMOUNT

                    The Inital Specified Amount, chosen by the Policy Owner, is the initial Death Benefit.

                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum Specified Amount is currently $100,000. If you decrease the Specified Amount, a pro-rata Surrender Charge may be assessed based on the Policy Year and the ratio of the amount of the decrease to the Initial Specified Amount. If you increase the Specified Amount, a separate Table of Surrender Charges and a separate Surrender Charge period will apply to the amount of the increase. Such changes will affect other aspects of your Policy. See page 28.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT

                    The Lincoln National Life Insurance Company (Lincoln Life) (EIN 35-0472300), organized under Indiana Law in 1905, is one of the largest stock life insurance companies in the United States. Lincoln Life is engaged primarily in the direct issuance of life and health insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company domiciled in Indiana.

                    On December 7, 2001, LNC sold its life reinsurance business to Swiss Re Life & Health America Inc. (Swiss Re). This sale included the indemnity reinsurance by Swiss Re of a block of reinsurance business written on Lincoln Life paper. The transaction also included the sale by Lincoln Life to Swiss Re of four wholly-owned subsidiaries: Lincoln National Reassurance Company and Lincoln National Health & Casualty Insurance Company, Indiana Insurance companies; Special Pooled Risk Administrators, Inc., a New Jersey company; and Lincoln Re S.A., an Argentinean corporation.

                    Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. With headquarters in Philadelphia, Lincoln Financial Group has consolidated assets in excess of $96 billion and annual consolidated revenues of over $6.8 billion. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) plans, mutual funds, institutional investment management and financial planning and advisory services.

                    Lincoln Life Flexible Premium Variable Life Account M ("Account M") is a "separate account" of the company established on December 2, 1997. Under Indiana law, the assets of Account M attributable to the Policies, though our property, are not chargeable with liabilities of any other business of Lincoln Life and are available first to satisfy our obligations under the Policies. Account M income, gains, and losses are credited to or charged against Account M without regard to our other income, gains, or losses. Its values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account M's or our management, investment practices, or policies. We have numerous other registered separate accounts which fund other variable life insurance policies and variable annuity contracts.

                    Account M is divided into Sub-Accounts, each of which is invested solely in the shares of one of the Funds available as funding vehicles under the Policies. On each Valuation Day, (any day on which the New York Stock Exchange is open) Net Premium Payments allocated to Account M will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account M are raised by selling Fund shares at net asset value.

                    The Funds and their investment objectives, which they may or may not achieve, are described in FUNDS. More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy and in compliance with regulatory requirements if, in our sole discretion, legal, regulatory, marketing, tax or investment considerations so warrant. In addition, a particular Fund may no longer be available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a Sub-Account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of Lincoln Life's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.

BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-averse or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages. A parent or grandparent may find a policy on the life of a child or grandchild a useful gifting opportunity over a period of years and the basis of an investment program for the donee. A business may be able to use a Policy to fund non-qualified executive compensation or business continuation plans.

                    Sufficient premiums must always be paid to keep a policy inforce, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated. The No Lapse Provision may help to assure a death benefit even if investment results are unfavorable.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of funding options available, it is possible to fine tune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see TAX ISSUES), an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's age (see DEATH BENEFITS). The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    There are costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs), as is true with investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see Appendix 4) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS

                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy, an applicant should consider a number of matters. Will any commission be paid to an agent or any other person with respect to the replacement? Are coverages and comparable values available from the Policy, as compared to his or her existing policy? The Insured may no longer be insurable, or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. The Owner should consider similar matters before deciding to replace the Policy or withdraw funds from the Policy for the purchase of funding a new policy of life insurance.

APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by Lincoln Life.

                    A completed application identifies the prospective Insured and provides sufficient information about the prospective insured to permit Lincoln Life to begin underwriting the risks under the Policy. We require a medical history and examination of the Insured. Lincoln Life may decline to provide insurance, or it may place the Insured into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by Age and, in most states, gender of the Insured.

                    The applicant will initially select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds, the initial face amount (the "Initial Specified Amount") of the Death Benefit and which of three methods of computing the Death Benefit is to be used. (See DEATH BENEFITS, Death Benefit Options). The applicant will also indicate both the frequency and amount of Premium Payments, (see PREMIUM FEATURES), and how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See RIGHT-TO-EXAMINE PERIOD).

OWNERSHIP

                    The Owner is the person or persons named as "Owner" in the application, and on the Date of Issue will usually be identified as "Owner" in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insured is the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the life of the Insured under applicable state law. The Owner may be the Insured, or any other natural person or non-natural entity.

                    The Owner is entitled to exercise rights under the Policy so long as the Insured is living. These rights include the power to select the Beneficiary and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner predeceases the Insured, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to Lincoln Life.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant and is the person who will receive the Death Benefit proceeds payable under the Policy. The person or persons named in the application as "Beneficiary" are the Beneficiaries of the Death Benefit under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to Lincoln Life.

                    Except when Lincoln Life has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while the Insured is living. Any request for a change in the Beneficiary must be in a written form satisfactory to Lincoln Life and submitted to Lincoln Life. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. When Lincoln Life has recorded the change of Beneficiary, it will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect or prejudice Lincoln Life as to any payment made or action taken by Lincoln Life before it was recorded.

                    If any Beneficiary dies before the Insured, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to Lincoln Life. If no named Beneficiary survives the Insured, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

THE POLICY

                    The Policy is the life insurance contract described in the Prospectus. The Date of Issue is the date on which we begin life insurance coverage under a Policy. A Policy Year is each twelve month period, beginning with the Date of Issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued.

                    On issuance, a life insurance contract will be delivered to the Owner. The Owner should promptly review the Policy to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on Lincoln Life's books and records. Mere possession of the Policy does not imply ownership rights. If the Owner loses the Policy, Lincoln Life will issue a replacement on request. Lincoln Life may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a "Policy Specifications" page, with supporting schedules, stating Policy information including the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insured, the Issue Age, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guaranteed Maximum Cost of Insurance Rates, and the No Lapse Premium.

PREMIUM FEATURES

                    The Owner may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the Initial Premium Payment is made there is no minimum premium required, except to maintain the No Lapse Provision. (See LAPSE AND REINSTATEMENT No Lapse Provision). The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions. If the Insured is still living upon the Policy anniversary that coincides with the attainment of Age 100, and the Policy has not been surrendered, there are certain changes under the Policy. Lincoln Life will no longer accept Premium Payments. Lincoln Life will make no further monthly deductions. Policy Values held in the Separate Account will be transferred to the Fixed Account. Lincoln Life will no longer transfer amounts to the Sub-Accounts. The Policy will remain in force until surrender or the Insured's Death.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    "Planned Premiums" are the amount of premium (as shown in the Policy Specifications) the Applicant chooses to pay Lincoln Life on a scheduled basis. This is the amount for which we send a premium reminder notice.

                    Any subsequent Premium Payments ("Additional Premiums") must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by Lincoln Life. Premium Payments may be billed annually, semiannually, or quarterly. Pre-authorized automatic Additional Premium Payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    The Owner may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and Lincoln Life's right to limit the amount or frequency of Additional Premiums.

                    Lincoln Life may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If Lincoln Life is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    Lincoln Life may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    Lincoln Life deducts 5% from each Premium Payment. This amount, sometimes referred to as "premium load," covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

RIGHT-TO-EXAMINE PERIOD

                    A Policy may be returned to Lincoln Life for cancellation on or before 10 days after delivery to the Owner (or a greater number of days if required by your state). This is called the Right-to-Examine Period. If the Policy is returned for cancellation within the Right-To-Examine Period, depending on the state of issue of your Policy, we will refund to you either all Premium Payments, or the Accumulation Value (plus any charges and fees.) However, if a Premium Payment was made by check, there may be a delay until the check clears.

                    If your issue state is one that requires return of Premium Payments, any Premium Payments received by Lincoln Life before the end of the Right-to-Examine Period will be held in the Money Market Sub-Account, and will be allocated at the end of the Right-to-Examine Period to the Sub-Accounts designated by the Owner. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments made.

                    If your issue state is one that provides for return of Accumulation Value, any premium payments received before the end of the Right-to-Examine Period will be allocated directly to the Sub-Accounts designated by the Owner. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return the Accumulation Value, plus any charges and fees, as of the date the returned Policy is received by Lincoln Life.

TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and Sub-Accounts may be set forth in the application. An Owner may change the allocation of Net Premium Payments among the Fixed and Variable Sub-Accounts at any time. The amount allocated to any Sub-Account must be in whole percentages and result in a Sub-Account Value of at least $100 or a Fixed Account Value of $2,500. Lincoln Life, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the Insured reaches Age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.

                    Transfer of amounts from one Sub-Account to another or from the Sub-Accounts to the Fixed Account are possible at any time. Transfers from the Fixed Account to the Sub-Accounts may be made in the first Policy Year only as provided for under the Dollar Cost Averaging program. The amount of all transfers in any other Policy Year may not exceed the greater of 1) 25% of the Fixed Account Value as of the immediately preceding anniversary of the Date of Issue, or
                    2) the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year. Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. Lincoln Life reserves the right to impose a $25 fee for each transfer in excess of 24 in any Policy Year. Lincoln Life may further limit transfers from the Fixed Account at any time.

                    Transfers must be made in proper written form, unless the Owner has given written authorization to Lincoln Life to accept telephone transactions. Authorization to engage in telephone transactions and permitted telephone transactions must be made in accordance with the procedures described in COMMUNICATIONS WITH LINCOLN LIFE, Telephone Transaction Privileges. You may also send your request by facsimile to the Administrative Office. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM ET) on a Valuation Day will be effective as of that day. Otherwise, requests will be effective as of the next Valuation Day.

                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account or the Fixed Account to be less than $100 may result in those remaining Accumulation Units being canceled and their aggregate value reallocated proportionately among the other Sub-Accounts and the Fixed Account to which Policy values are then allocated.

                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, currently without charge, but may participate in only one program at any time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. Transfers from the Fixed Account can only be elected at the time the Policy is issued. Transfers from the Money Market Sub-Account may be elected at any time while the Policy is in force. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    If the Owner elects Dollar Cost Averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account or the Fixed Account. Lincoln Life may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer; (2) one week after the Administrative Office receives a request for termination in proper written form or by telephone, if adequately authenticated; (3) after 12 or 24 months (as elected on the application); or (4) if the Policy is surrendered.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days upon receipt by the Administrative Office of a request in proper written form or by telephone, if adequately authenticated.

POLICY VALUES

                    The Accumulation Value is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to pay for Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require Additional Premium Payments beyond those expected (unless the No Lapse Provision requirements have been satisfied) to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to determine if Additional Premium Payments may be necessary to avoid lapse of the Policy.

                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units credited to the Policy, current Accumulation Unit Values, Sub-Account Values, the Fixed Account Value and the Loan Account Value.

                    ACCUMULATION VALUE

                    The portion of a Premium Payment remaining, after deduction of 5.0% for the premium load, is the Net Premium Payment. It is the Net Premium Payment that is available for allocation to the Fixed Account or Sub-Accounts.

                    We credit Net Premium Payments to the Policy as of the end of the Valuation Period in which it is received at the Administrative Office. The Valuation Period is the time between Valuation Days, and a Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Accumulation Units are valued on every Valuation Day.

                    The "Accumulation Value" of a Policy is determined by:
                    (1) multiplying the total number of Variable Accumulation Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value;
                    (2) if a combination of Sub-Accounts is elected, totaling the resulting values; and (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.

                    SEPARATE ACCOUNT VALUE

                    The Separate Account Value is the portion of the Accumulation Value attributable to the Separate Account.

                    VARIABLE ACCUMULATION UNIT VALUE

                    All or a part of a Net Premium Payment allocated to a Sub-Account is converted into Variable Accumulation Units by dividing the amount allocated by the value of the Variable Accumulation Unit for the Sub-Account next calculated after it is received at the Administrative Office. The Variable Accumulation Unit Value for each Sub-Account was initially established at $10.00. It may increase or decrease from one Valuation Period to the next. Allocations to Sub-Accounts are made only as of the end of a Valuation Day.

                    VARIABLE ACCUMULATION UNITS

                    The "Variable Accumulation Unit" is a unit of measure used in the calculation of the value of each Sub-Account. The Variable Accumulation Unit value for a Sub-Account for a Valuation Period is determined as follows:
                       1. The total value of Fund shares held in the Sub-Account
                          is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus
                       2. The liabilities of the Sub-Account at the end of the
                          Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Separate Account; and
                       3. The result of (2) is divided by the number of Variable
                          Accumulation Units outstanding at the beginning of the Valuation Period.

                    The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value on the date of such deduction equal to the total amount by which the Sub-Account is reduced.

                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account and fees and charges under the Policy.

                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to Lincoln Life's General Account through payment of premiums or through transfers from the Separate Account. Lincoln Life guarantees the Fixed Account Value.

                    NET ACCUMULATION VALUE

                    The "Net Accumulation Value" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS

                    Each of the Sub-Accounts of the Separate Account is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of one of the trusts or corporations listed below. A given Fund may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the Funds are similar, the investment results may vary.

                    The portfolios, their investment advisors and objectives, and the Funds within each that are available under the Policies are listed below. Additional information is available in each Funds prospectus.

                    (update to be filed by amendment)

                    AIM VARIABLE INSURANCE FUNDS is advised by A I M Advisors, Inc.

                        AIM V.I. GROWTH FUND (SERIES I): Seeks growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum. Focus is on companies that have experienced above-average growth in earnings and have excellent prospects for future growth.

                        AIM V.I. INTERNATIONAL EQUITY FUND (SERIES I): Seeks to provide long-term growth of capital.

                        AIM V.I. VALUE FUND (SERIES I): Seeks to achieve long-term growth of capital, income is a secondary objective.

                    ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. is advised by Alliance Capital Management, L.P.

                        ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO (CLASS A):
                        Seeks long-term growth of capital. The portfolio invests primarily in a diversified portfolio of equity securities of companies with relatively small market capitalizations. Under normal circumstances, the portfolio will invest at least 65% of its total assets in these types of securities. The portfolio's investment policies emphasize investment in companies that are determined to be undervalued, using a fundamental value approach.

                        GROWTH AND INCOME PORTFOLIO (CLASS A): Seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio may also invest in fixed-income securities and convertible securities.

                        PREMIER GROWTH PORTFOLIO (CLASS A): Seeks long-term growth of capital by pursuing aggressive investment policies. The portfolio invests predominately in the equity securities of a limited number of large, carefully selected high-quality U.S. companies that are judged likely to achieve superior earnings growth.

                        TECHNOLOGY PORTFOLIO (CLASS A): Seeks to emphasize growth of capital and invests for capital appreciation. Current income is only an incidental consideration. The portfolio may seek income by writing listed call options. The portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).

                    AMERICAN FUNDS INSURANCE SERIES is advised by Capital Research and Management Company.

                        GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH-INCOME FUND (CLASS 2): The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

                        INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                    DELAWARE GROUP PREMIUM FUND is advised by Delaware Management Company.

                        GROWTH AND INCOME SERIES (STANDARD CLASS): Seeks capital appreciation with current income as a secondary objective.

                        HIGH YIELD SERIES (STANDARD CLASS): Seeks total return and, as a secondary objective, high current income. The series invests primarily in high-yield corporate bonds commonly known as junk bonds. An investment in this series may involve greater risks than an investment in a portfolio comprised primarily of investment-grade bonds.

                        REIT SERIES (STANDARD CLASS): Seeks to achieve maximum long-term total return, with capital appreciation as a secondary objective, by investing in the securities of companies primarily engaged in the real estate industry.

                        SMALL CAP VALUE SERIES (STANDARD CLASS): Seeks capital appreciation by investing primarily in stocks of small cap companies whose market values appear low relative to underlying value or future earnings and growth potential.

                        TREND SERIES (STANDARD CLASS): Seeks long-term capital appreciation by investing primarily in stocks of small companies and convertible securities of emerging and growth-oriented companies.

                        U.S. GROWTH SERIES (STANDARD CLASS): Seeks to maximize capital appreciation by investing in stocks of companies of all sizes. Investment management looks for stocks with low dividend yields, strong balance sheets, and high expected earnings growth rates as compared to other companies in the same industry.

                    DEUTSCHE ASSET MANAGEMENT VIT FUNDS TRUST is advised by Deutsche Asset Management, Inc.

                        EAFE-REGISTERED TRADEMARK- EQUITY INDEX FUND: The fund seeks to replicate as closely as possible, before expenses, the total return of the Morgan Stanley Capital International (MSCI) EAFE-Registered Trademark- Index (EAFE-Registered Trademark- Index) which emphasizes stocks of companies in major markets in Europe, Australia and the Far East.

                        EQUITY 500 INDEX FUND: The fund seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Price Index (S&P 500 Index), which emphasizes stocks of large U. S. companies.

                        SMALL CAP INDEX FUND: The fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index (Russell 2000 Index), which emphasizes stocks of small U. S. companies.

                    FIDELITY VARIABLE INSURANCE PRODUCTS is advised by Fidelity Management and Research Company.

                        CONTRAFUND PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation by investing primarily in securities of companies whose value the adviser believes is not fully recognized by the public.

                        EQUITY-INCOME PORTFOLIO (SERVICE CLASS): Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index (S&P500).

                        GROWTH PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation. The portfolio normally purchases common stocks.

                        OVERSEAS PORTFOLIO (SERVICE CLASS): Seeks long term growth of capital by investing mainly in foreign securities.

                    FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST is advised by Franklin Advisers, Inc. for the Franklin Small Cap Fund, and Templeton Global Advisors Limited for the Templeton Growth Securities Fund.

                        FRANKLIN SMALL CAP FUND (CLASS 1): Seeks long-term capital growth. Invests primarily in equity securities of U.S. small cap companies, with market cap values not exceeding (1) $1.5 billion, or (2) the highest market cap value in the Russell 2000 Index, whichever is greater at the time of purchase.

                        TEMPLETON GROWTH SECURITIES FUND (CLASS 1): Seeks long-term capital growth. Invests primarily in stocks of companies in various nations throughout the world, including the U.S. and emerging markets.

                    JANUS ASPEN SERIES is advised by Janus Capital Corporation.

                        AGGRESSIVE GROWTH PORTFOLIO (SERVICE SHARES): Seeks long-term growth of capital. Pursues objective in common stocks selected for their growth potential and normally invests at least 50% of its equity assets in medium sized companies.

                        BALANCED PORTFOLIO (SERVICE SHARES): Seeks long-term growth of capital, consistent with the preservation of capital and balanced by current income. The portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential, and 40-60% of its assets in securities selected primarily for their income potential.

                        WORLDWIDE GROWTH PORTFOLIO (SERVICE SHARES): Seeks long term growth of capital in a manner consistent with the preservation of capital. Pursues objective by investing primarily in common stocks of companies of any size throughout the world. The portfolio normally invests in issuers from at least five different countries, including the U.S. The portfolio may at times invest in fewer than five countries or even a single country.

                    LINCOLN NATIONAL FUNDS (LN) are advised by Delaware Lincoln Investment Advisers, with Putnam Investment Management, L.L.C. subadvising the Aggressive Growth Fund and the Global Asset Allocation Fund, Delaware National Advisers, Ltd. subadvising the International Fund, and Janus Capital Corporation subadvising the Capital Appreciation Fund.

                        LN AGGRESSIVE GROWTH FUND, INC.: Seeks to maximize capital appreciation. The fund invests in stocks of small, lesser-known companies, which have a chance to grow significantly in a short time.

                        LN BOND FUND, INC.: Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium- and long-term corporate and government bonds.

                        LN CAPITAL APPRECIATION FUND, INC.: Seeks long-term growth of capital in a manner consistent with the preservation of capital. The fund primarily buys stocks in a large number of companies of all sizes if the companies are competing well and if their products or services are in high demand. It may also buy some money market securities and bonds, including junk bonds.

                        LN GLOBAL ASSET ALLOCATION FUND, INC.: Long-term return consistent with preservation of capital. The fund allocates its assets among several categories of equity and fixed-income securities, both of the U.S. and foreign insurers.

                        LN INTERNATIONAL FUND, INC.: Long-term capital appreciation. The fund trades in securities issued outside the United States -- mostly stocks, with an occasional bond or money market security.

                        LN MONEY MARKET FUND, INC.: Seeks maximum current income consistent with the preservation of capital. The fund invests in high quality, short-term obligations issued by U.S. corporations, the U.S. government, and federally chartered banks and U.S. branches of foreign banks.

                        LN SOCIAL AWARENESS FUND, INC.: Long-term capital appreciation. The fund buys stocks of established companies which adhere to certain specific social criteria.

                    MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST is advised by Massachusetts Financial Services Company.

                        CAPITAL OPPORTUNITIES SERIES (INITIAL CLASS): Seeks capital appreciation.

                        EMERGING GROWTH SERIES (INITIAL CLASS): Seeks to provide long-term growth of capital.

                        TOTAL RETURN SERIES (INITIAL CLASS): Seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

                        UTILITIES SERIES (INITIAL CLASS): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities)

                    NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST is advised by Neuberger Berman Management Incorporated.

                        MID-CAP GROWTH PORTFOLIO: Seeks capital appreciation by investing primarily in common stocks of medium-capitalization companies, using a growth-oriented investment approach.

                        REGENCY PORTFOLIO: Seeks growth of capital by investing mainly in common stocks of mid-capitalization companies. The portfolio seeks to reduce risk by diversifying among different companies and industries.

                    PUTMAN VARIABLE TRUST is advised by Putnam Investment Management, L.L.C.

                        GROWTH & INCOME FUND (CLASS IB): Seeks capital growth and current income by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income, or both.

                        HEALTH SCIENCES (CLASS IB): The fund seeks capital appreciation by investing primarily in common stocks of the companies in the health sciences industry.

                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Please review the prospectuses carefully.

                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Owners should read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments. The right to select among Funds will be limited by the terms and conditions imposed by Lincoln Life (See "Allocation of Net Premium Payments"). Lincoln Life may make these changes (including substitutions) for some or all classes of policyholders.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account or if, in our judgment, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, or for any other reason in our sole discretion; we may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Commission. Substitute funds may have higher charges than the funds being replaced.

                    Substitutions may be made with respect to existing investments or the investment of future premium payments, or both. We may close Sub-Accounts to allocations of premium payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

                    VOTING RIGHTS

                    Lincoln Life will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. Lincoln Life will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Fund not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    To determine how many votes each policy owner is entitled to direct with respect to a Fund, first we will calculate the dollar amount of your account value attributable to that Fund. Second, we will divide that amount by $100.00. The result is the number of votes you may direct.

                    FUND PARTICIPATION AGREEMENTS

                    In order to make the Funds available, Lincoln Life has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements, Lincoln Life must perform certain administrative services for the Fund advisors or distributors. For these administrative functions, Lincoln Life may be compensated by the Fund at annual rates of between .10% and .45% of the assets attributable to the Policies.

CHARGES AND FEES

                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales related expenses we incur. Lincoln Life may profit from any of these charges. The profit from any charges, including mortality and expense risk and cost of insurance charges, may be used for any purpose, including covering shortfalls from other charges.

                    DEDUCTIONS FROM PREMIUM PAYMENTS

                    We deduct a premium charge of 5% from each Premium Payment.

                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deductions, including the Cost of Insurance Charges, and charges for supplemental riders or benefits, if any, are deducted proportionately from the Net Accumulation Value of each underlying investment subject to the charge. For Sub-Accounts, Variable Accumulation Units are canceled and the value of the canceled Units withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the "Monthly Anniversary Day", the Date of Issue and the same day of each month thereafter, or if there is no such date in a given month, then the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period ("Grace Period") to make a payment sufficient to cover that deduction. (See Lapse and Reinstatement: Lapse of a Policy).

                    If the Insured attains Age 100 and the Policy has not been surrendered, no further Monthly Deductions will be made and the Separate Account Value will be transferred to the Fixed Account. The Policy will then remain in force until surrender or the Insured's Death.

                    MONTHLY DEDUCTION

                    There is a flat dollar Monthly Deduction of $15 until the first Policy Anniversary and, currently, $5 thereafter (guaranteed not to exceed $10 after the first Policy Year).

                    These charges compensate Lincoln Life for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE

                    The Cost of Insurance is the portion of the Monthly Deduction designed to compensate Lincoln Life for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplementary benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age, policy duration, underwriting category and gender (in accordance with state law) of the Insured and the current Net Amount at Risk. The Net Amount at Risk is the Death Benefit minus the Accumulation Value. The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insured ages, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the beginning of the Policy month by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the beginning of the Policy month, and multiplying the result (the "Net Amount at Risk") by the applicable Cost of Insurance Rate as determined by Lincoln Life. The Guaranteed Maximum Cost of Insurance Rates are in Appendix 1.

                    If you have elected certain Riders for your Policy there will be additional charges added to your monthly deduction.

                    MORTALITY AND EXPENSE RISK CHARGE

                    Lincoln Life deducts a daily charge as a percentage of the assets of the Separate Account as a mortality and expense risk charge. The mortality risk assumed is that insureds may live for a shorter period than estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred in issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is guaranteed at an annual rate of 0.75% in Policy Years 1-10, 0.35% in Policy Years 11-20 and 0.20% in Policy Years 21 and beyond.

                    SURRENDER CHARGES

                    A generally declining "Surrender Charge" may apply if the Policy is totally surrendered, has a decrease in Specified Amount, or lapses. The Surrender Charge varies by Age of the Insured, the number of years since the Date of Issue or the date of an increase in Specified Amount, and Specified Amount. The duration of the Surrender Charge is 15 years for full surrenders and 10 years for decreases in Specified Amount. The length of the Surrender Charge period varies based on the Age of the Insured on the date of issue or date of increase in Specified Amount as follows:

                               AGE        SURRENDER CHARGE PERIOD
                            ----------    -----------------------
                               0-50               15 years
                                51                14 years
                                52                13 years
                                53                12 years
                                54                11 years
                               55+                10 years

                    The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the maximum Surrender Charge can be seen in Appendix 2.

                    The surrender charge under a Policy is proportional to the face amount of the Policy. Expressed as a percentage of face amount, it is higher for older than for younger issue ages. The surrender charge cannot exceed Policy value. All surrender charges decline to zero over the 15 years following issuance of the Policy or any increase in Specified Amount. See, for example, the illustrations in Appendix 2 for issue ages 45 and 55.

                    Upon either a full surrender of the policy or a decrease in Specified Amount made at the request of the Owner, a charge will be assessed based on the table of surrender charges shown in Policy Specification, subject to the following conditions.

                    For decreases in Specified Amount, excluding full surrender of the policy, no such charge will be applied under the following circumstances:

                    1) where the decrease occurs after the tenth Policy
                       Anniversary following the issuance of the Initial Specified Amount, or
                    2) where the decrease is directly caused by a Death Benefit
                       Option change, or

                    3) where the decrease is caused by a partial surrender of
                       Net Accumulation Value (i.e. withdrawal), or
                    4) where the decrease plus the sum of all prior decreases
                       does not exceed 25% of the Initial Specified Amount.

                    For all other decreases in Specified Amount, the charge will be calculated as (1) minus (2), then divided by (3) and then multiplied by (4), where:

                    1) is the amount of this decrease plus any prior decreases,
                    2) is the greater of an amount equal to 25% of the Initial
                       Specified Amount or the sum of all prior decreases,
                    3) is the Initial Specified Amount, and
                    4) is the then applicable surrender charge from the table in
                       Policy Specifications.

                    Requests for decreases in Specified Amount may be limited by Lincoln Life to the extent there is insufficient Net Accumulation Value to cover the necessary charges.

                    Upon full surrender of the policy, the charge will be calculated as the entire amount shown in the table of surrender charges multiplied by one minus the percentage of Initial Specified Amount for which a surrender charge was previously assessed. In no event will the charge assessed upon a full surrender exceed the then current Net Accumulation Value.

                    Separate surrender charge tables apply with respect to each increase in Specified Amount. For purposes of calculating charges for full surrenders of or decreases in such increased Specified Amounts, the amount of the increase will be considered a new "Initial Specified Amount". Upon an increase in Specified Amount we will send you
                    (1) Supplemental Policy Specifications reflecting the maximum additional surrender charge; and (2) the new Table of Surrender Charges for the increase in Specified Amount. Currently, the minimum allowable increase in Specified Amount is $1,000; however, Lincoln Life may change this at any time.

                    Any charges for decreases in Specified Amount will be assessed by withdrawing the amount from the Fixed and Variable Sub-Accounts in proportion to which the balances invested in such Fixed and Variable Sub-Accounts bear to the Net Accumulation Value as of the date on which the deduction is made, unless otherwise agreed In Writing by Lincoln Life and the Owner.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 (not to exceed 2% of the amount surrendered) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrender may result in tax implications. SEE TAX ISSUES

                    Based on its actuarial determination, Lincoln Life does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which Lincoln Life will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the general account of Lincoln Life, which supports insurance and annuity obligations.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements. See page 38.

                    REDUCTION OF CHARGES -- PURCHASES ON A CASE BASIS

                    This Policy is available for purchases by corporations and other groups or sponsoring organizations on a case basis. Lincoln Life reserves the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, the expected persistency of the individual policies and any other circumstances which Lincoln Life believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by Lincoln Life on a uniform Case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policy Owners funded by Lincoln Life Flexible Premium Variable Life Account M.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    A $25 fee may apply for each transfer request in excess of 24 in any Policy year. A single transfer request, either in writing or by telephone, may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the death of the Insured, in accordance with the Death Benefit Option elected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The applicant must select the Specified Amount of the Death Benefit and the Death Benefit Option. The Specified Amount, which may not be less than $100,000, is the amount requested by the applicant at the time of application for insurance. This amount, in combination with a death benefit option, will define the death benefit. The Specified Amount is a field on the Policy Specification Page. The three Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required when the Insured dies and the Owner's ability to make Premium Payments. The ability of the Owner to support the Policy, particularly in later years, is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted each month from the value of the Policy to pay the Cost of Insurance.

                    You may also select the Supplemental Term Insurance Rider, which provides an additional Term Insurance Benefit Amount. See the Riders section of this prospectus.

                    DEATH BENEFIT OPTIONS

                    Three different Death Benefit Options are available under the Policy. Regardless of which Death Benefit Option you choose, the Death Benefit Proceeds payable under the Policy is the greater of (a) the amount determined under the Death Benefit Option in effect on the date of the Insured's Death, less (in each case) any indebtedness under the Policy or
                    (b) an amount determined by Lincoln Life equal to that required by the Internal Revenue Code to maintain the Policy as a life insurance policy, also referred to as the "Corridor Death Benefit."

                    The "Corridor Death Benefit" is the applicable percentage (the "Corridor Percentage") of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the insured reaches Age 40 and decreases in accordance with the table in Appendix 3 to 100% when the Insured reaches Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $100,000). If
                    Option 1 is selected, the Policy pays level Death Benefit Proceeds unless the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, Federal Income Tax Definition of Life Insurance). See the effect of Partial Surrenders Section on page 32.

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Net Accumulation Value as of the date of the Insured's death. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts. See the effect of Partial Surrenders Section on page 32.

                    Death Benefit Option 3 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Accumulated Premiums (all premiums paid minus the Cumulative Policy Factor, if that Factor is elected) up to the limit shown in the Policy Specifications. Any premium paid that will cause the Death Benefit Proceeds to exceed this limit will be applied to the Policy, but will not increase the Death Benefit. The Cumulative Policy Factor, normally used in business situations, is calculated as:

                       a. the applicable monthly rate then used by the Internal
                          Revenue Service (IRS); or

                       b. an alternative monthly rate permitted by the IRS;
                          times

                       c. the Specified Amount divided by 1000.

                    If Death Benefit Option 3 is selected, the Death Benefit Proceeds will generally increase, depending on the amount of premium paid. See the effect of Partial Surrenders Section on page 32.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Owners who have a need to recover at death the amount of premiums paid should select Option 3. Under Options 1 and 3, any Surrender Value at the time of the Insured's Death will revert to Lincoln Life.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If a change is requested, a supplemental application and evidence of insurability must also be submitted to Lincoln Life.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount will be reduced by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 2 to Death Benefit
                    Option 1, the Specified Amount will be increased by the Accumulation Value as of the effective date of change.

                    In a change from Death Benefit Option 1 to Death Benefit Option 3, the Specified Amount will remain the same. In a change from Death Benefit Option 3 to Death Benefit Option 1, the Specified Amount will be increased by Accumulated Premiums (less the Cummulative Policy Factor if that Factor is elected) as of the effective date of change.

                    In a change from Death Benefit Option 2 to Death Benefit Option 3, the Specified Amount will be increased by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 3 to Death Benefit Option 2, if the Accumulation Values is greater than the Accumulated Premium (less Cumulative Policy Factor if that Factor elected), the Specified Amount will be reduced by the Accumulation Value less Accumulated Premium (plus Cumulative Policy Factor if that Factor is elected) as of the effective date of change; if the Accumulation Values is less than the Accumulated Premium (less the Cumulative Policy Factor if elected), the Specified Amount will be increased by the Accumulated Premium (less the Cumulative Policy Factor if that Factor is elected) less the Accumulation Value as of the effective date of change.

                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    Upon a decrease in Specified Amount made at the request of the Owner, a charge may be assessed based on the applicable Table of Surrender Charges in your Policy Specifications (subject to the following conditions).

                    For decreases in Specified Amount, excluding full surrender of the policy, no such charge will be applied under the following circumstances:

                    1) where the decrease occurs after the tenth Policy
                       Anniversary following the issuance of the Initial Specified Amount, or
                    2) where the decrease is directly caused by a Death Benefit
                       Option change, or
                    3) where the decrease is caused by a partial surrender of
                       Net Accumulation Value (i.e. withdrawal), or
                    4) where the decrease plus the sum of all prior decreases
                       does not exceed 25% of the Initial Specified Amount.

                    For all other decreases in Specified Amount, the charge will be calculated as (1) minus (2), then divided by (3) and then multiplied by (4), where:

                    1) is the amount of this decrease plus any prior decreases,
                    2) is the greater of an amount equal to 25% of the Initial
                       Specified Amount or the sum of all prior decreases,
                    3) is the Initial Specified Amount, and
                    4) is the then applicable surrender charge from the table in
                       Policy Specifications.

                    Separate Surrender Charges tables apply with respect to each increase in Specified Amount. For purposes of calculating charges for decreases in such increased Specified Amount, the amount of the increase will be considered a new Initial Specified Amount.

                    For charges made for decreases in Specified Amount, unless otherwise agreed to in writing, Lincoln Life will withdraw the amount from the Fixed and Variable Sub-Accounts in their proportion to the Net Accumulation Value as of the date on which the deduction is made. We may limit requests for decreases in Specified Amount to the extent there is insufficient Net Accumulation Value to cover the necessary charges.

                    We may decline any request for a change between Death Benefit Options or increase in the Specified Amount. We may also decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by Lincoln Life, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (see INSURANCE COVERAGE PROVISIONS, Death Benefit) is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix 3.

NOTICE OF DEATH OF INSURED

                    Due Proof of Death must be furnished to Lincoln Life at the Administrative Office as soon as reasonably practical after the death of the Insured. "Due Proof of Death" must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to Lincoln Life.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary, after receipt at the Administrative Office of Due Proof of Death of the Insured. SEE SETTLEMENT OPTIONS. The amount of the Death Benefit Proceeds under Option 2 and Option 3 will be determined as of the date of the Insured's death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.

                    SETTLEMENT OPTIONS

                    There are several ways in which the Beneficiary may receive the Death Benefit Proceeds, or in which the Owner may choose to receive payments upon surrender of the Policy.

                    The Owner may elect or change a Settlement Option while the insured is alive. If the Owner has not irrevocably selected a Settlement Option, the Beneficiary may elect to change the Settlement Option within 90 days after the Insured dies. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, Lincoln Life will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                       The first Settlement Option is an annuity for the lifetime of the payee.

                       The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                       Under the third Settlement Option, Lincoln Life makes monthly payments for a stated number of years, at least five but no more than thirty.

                       Under the fourth Settlement Option, Lincoln Life pays at least 3% interest annually on the sum left on deposit, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by Lincoln Life at the time of election may also be selected.

POLICY LIQUIDITY

                    The accumulated value of the Policy is available for loans or withdrawals. Subject to certain limitations, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value.

                    POLICY LOANS

                    The Owner may at any time borrow in the aggregate up to 100% of the Surrender Value at the time a Policy Loan is made. Lincoln Life may, however, limit the amount of the loan so that the total Policy indebtedness will not exceed 90% of the amount of the Accumulation Value less any Surrender Charge that would be imposed on a full surrender. The Owner must execute a loan agreement and assign the Policy to Lincoln Life free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account or Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 5% in Policy Years 1-10 and 4% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred proportionately from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    Lincoln Life credits interest to the Loan Account Value at a rate of 4% in all years, so the net cost of a Policy Loan is 1% in years 1-10 and 0% thereafter.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, transfers from each for loans and loan interest will be made in proportion to the assets in each Sub-Account at that time, unless Lincoln Life is instructed otherwise in proper written form at the Administrative Office. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE LAPSE AND REINSTATEMENT, Lapse of a Policy).

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time while the Insured is alive by request to the Administrative Office in proper written form or by telephone, if telephone transactions have been authorized by the Owner. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. A $25 transaction fee (not to exceed 2% of the amount surrendered) is charged for each partial surrender. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. If following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 is in effect, a partial surrender will reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 is in effect, a partial surrender will reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 3 is in effect, a partial surrender will reduce the Accumulated Premiums, the Death Benefit, and the Death Benefit Option 3 limit by the amount of the partial surrender. If the amount of the partial surrender exceeds the Accumulated Premiums, the Specified Amount will be reduced by the excess amount.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless Lincoln Life is instructed otherwise in proper written form at the Administrative Office. Lincoln Life may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY

                    You may surrender the Policy at any time. On surrender of the Policy, Lincoln Life will pay you, or your assignee, the Surrender Value next computed after receipt of the request in proper written form at the Administrative Office. If the owner makes a full surrender all coverage under the policy will automatically terminate and may not be reinstated.

                    SURRENDER VALUE

                    The "Surrender Value" of a Policy is the amount the Owner can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 4.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements. See page 38.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any of the Sub-Accounts will generally be made within seven days. Payment or transfer from the Fixed Account may be deferred up to six months at Lincoln Life's option. If Lincoln Life exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While the Insured is living, you may assign your rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by you and recorded at the Administrative Office. No assignment will affect, or prejudice Lincoln Life as to, any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life is not responsible for any assignment not submitted for recording, nor is Lincoln Life responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, the Owner will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as the Insured is living, you may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice Lincoln Life as to, any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life may require that the Policy be submitted to it for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY

                    The Policy is subject to lapse and automatic termination of all coverage, unless the No Lapse Provision is in effect, if at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, or the amount of indebtedness exceeds the Accumulation Value less the Surrender Charge. The Net Accumulation Value may be insufficient (1) because it has been exhausted by earlier deductions, (2) due to poor investment performance, (3) due to partial surrenders,
                    (4) due to indebtedness for Policy Loans, or (5) because of some combination of the foregoing factors.

                    If Lincoln Life has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, Lincoln Life will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to Lincoln Life on or before the day that is the later of
                    (a) 31 days after the date of mailing of the notice, and
                    (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the "Grace Period"), then the policy shall terminate and all coverage under the policy shall lapse without value.

                    NO LAPSE PROVISION

                    Your Policy includes a No Lapse Provision. This means that your Policy will not lapse as long as you have paid the required No Lapse Premium.

                    Availability of the No Lapse Provision may vary in some states. Where available, there is no charge for this feature. This provision must be selected at the time of Policy application, and is only available with Death Benefit Options 1 and 2.

                    The No Lapse Premium is the cumulative premium required to prevent the Policy from lapsing, and is shown in the Policy Specifications. There are three levels of No Lapse protection:
                    1) a guarantee to Age 100,
                    2) a guarantee for the first 20 Policy Years, and
                    3) a guarantee for the first 10 Policy Years.

                    If elected, a payment of the Age 100 No Lapse Premium is due as of the Date of Issue and each Monthly Anniversary Day to guarantee the Policy will not lapse before the

                    Insured reaches age 100. As long as the sum of all premium payments, less any indebtedness and partial surrenders, is at least equal to the Age 100 No Lapse premiums due since the Date of Issue, the Policy will not lapse until the Insured reaches age 100, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions.

                    However, the Age 100 No Lapse Provision will terminate upon the earliest of the following:
                    1) the premium requirement is not met,
                    2) there is a change in the Death Benefit Option or
                    3) the Insured reaches age 100.

                    A separate grace period of at least 61 days will be granted for the Age 100 No Lapse Premium if on any Monthly Anniversary Day it is determined that the Age 100 No Lapse Premium has not been met. At least 31 days before the end of that period, we will notify the Owner of the amount of premium necessary to maintain the Age 100 No Lapse Provision. Once the Age 100 No Lapse Provision is terminated, it cannot be reinstated. However, you may qualify for either the 20 Year No Lapse Provision or the 10 Year No Lapse Provision as follows.

                    Under the 20 Year No Lapse Provision, the Policy will not lapse during the first 20 Policy Years, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions as long as the sum of all premium payments less any partial surrenders, accumulated at 4% annual interest, and less any indebtedness, is at least equal to the sum of the 20 Year No Lapse Premiums shown in the Policy Specifications due since the Date of Issue, accumulated at 4% annual interest.

                    The 20 Year No Lapse Provision will terminate upon the earliest of the following to occur:
                    1) there is a change in the Death Benefit Option,
                    2) the Insured reaches Age 100, or
                    3) the 21st Policy Year has begun.

                    However, continuing to pay the 20 Year No Lapse Premium amount beyond the termination of the 20 Year No Lapse Provision does not guarantee that the Policy will not lapse.

                    Should you not have sufficient required premiums for the 20 Year No Lapse Provision, you may qualify for the 10 Year No Lapse Provision. Under this Provision, the Policy will not lapse during the first 10 Policy Years, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions as long as the sum of all premium payments less any partial surrenders, accumulated at 4% annual interest, and less any indebtedness, is at least equal to the sum of the 10 Year No Lapse Premiums shown in the Policy Specifications due since the Date of Issue, accumulated at 4% annual interest.

                    The 10 Year No Lapse Provision will terminate upon the earliest of the following to occur:
                    1) there is a change in the Death Benefit Option,
                    2) the Insured reaches Age 100, or
                    3) the 11th Policy Year has begun.

                    However, continuing to pay the 10 Year No Lapse Premium amount beyond the termination of the 10 Year No Lapse Provision does not guarantee that the Policy will not lapse.

                    The Age 100 No Lapse Provision will be permanently lost if, at any time, you fail to pay the necessary premium amounts before the end of the Age 100 No Lapse Premium Grace Period.

                    If you have also selected the Supplemental Term Insurance Rider, it will limit the maximum period during which the Policy is guaranteed not to lapse. If you have chosen the Age 100 No Lapse Provision, the maximum period will now be the first 20 Policy Years up to age 100; all other provisions set forth in the Age 100 No Lapse Provision apply. For the 10 Year and 20 Year No Lapse Provisions, the maximum period will now be the first 5 Policy Years; all other provisions set forth in the 10 Year and 20 Year No Lapse Provisions apply.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, assuming the No Lapse provision is not in effect, it may be reinstated provided (a) it has not been surrendered,
                    (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of the insured is furnished to Lincoln Life and it agrees to accept the risk,
                    (d) Lincoln Life receives a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of the reinstated Policy shall be the Monthly Anniversary Day after the date on which Lincoln Life approves the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following Lincoln Life approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LINCOLN LIFE

                    PROPER WRITTEN FORM

                    Whenever this Prospectus refers to a communication "in proper written form," it means a written document, in form and substance reasonably satisfactory to Lincoln Life, received at the Administrative Office. You may also send your communication by facsimile to the Administrative Office.

                    TELEPHONE TRANSACTION PRIVILEGES

                    Telephone transactions are permitted only if authorized in proper written form by the applicant or Owner. To effect a permitted telephone transaction, the Owner or his or her authorized representative must call the Administrative Office and provide, as identification, his or her policy number, a requested portion of his or her Social Security number, and such other information as Lincoln Life may require to authenticate the authority of the caller. If permitted and adequately authenticated, a customer service representative will accept the telephone transaction request. Lincoln Life disclaims all liability for losses resulting from unauthorized or fraudulent telephone transactions, but acknowledges that if it does not follow these procedures, which it believes to be reasonable, it may be liable for such losses.

                    Please note that the telephone and/or facsimile may not always be available. Any telephone or facsimile, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should send your request in writing to our Administrative Office.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when the Insured is at least Age 18 and at most Age 80 at the Insured's nearest birthday.

                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided the Insured is alive and prior to any change in the health and insurability of the Insured as represented in the application.

                    INCONTESTABILITY

                    Lincoln Life will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Date of Issue. For any increase in Specified Amount requiring evidence of insurability, Lincoln Life will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of the Insured has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:
                    1. is the Net Amount at Risk at the time of the Insured's
                       Death;
                    2. is the ratio of the monthly Cost of Insurance applied in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and
                    3. is the Accumulation Value at the time of the Insured's
                       Death.

                    SUICIDE

                    If the Insured dies by suicide, while sane or insane, within two years from the Date of Issue, Lincoln Life will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, Lincoln Life will pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of Lincoln Life.

                    RIDERS

                    Riders may be offered to you which may alter the benefits or charges in the Policy. The riders offered may vary by issue state, and may have tax consequences to you.

                    WAIVER OF MONTHLY DEDUCTION RIDER

                    This Rider, if desired, must be selected at time of application. Under this Rider, Lincoln Life will maintain the Death Benefit by paying covered monthly deductions during periods of disability. Charges for this Rider, if elected, are part of the Monthly Deductions.

                    ACCOUNTING VALUE RIDER

                    This Rider, if desired, must be selected at time of application, provided you meet the underwriting and minimum premium requirements. If the Policy is fully surrendered in the first four Policy years (the Accounting Value Surrender Period), this Rider provides enhanced cash surrender values by using a table of alternate surrender charges. It does not provide for any enhanced value for partial surrenders and loans. There is no charge for this Rider.

                    CHANGE OF INSURED RIDER

                    This Rider may be selected at any time. Under this rider, the Owner may name a new Insured in place of the current Insured, provided that underwriting and other substitution requirements are met. The benefit expires on the anniversary nearest to the current insured's 65th birthday. There is no separate charge for this Rider, but charges under the Policy may be different when applied to the new Insured.

                    ESTATE TAX REPEAL RIDER

                    This Rider, if desired, must be selected at the time of application. It may be added to existing Policies subject to state availability. Under this Rider, in the event of Estate Tax Repeal as defined below, you may elect to cancel your Policy for an amount equal to the Surrender Value of the Policy plus the applicable Surrender Charge. This amount is determined as of the date of cancellation, and no surrender charge is applied. The amount you receive is called the Cancellation Refund Amount. Any Policy loan or indebtedness that exists at the time you request cancellation of your Policy is subtracted from this Cancellation Refund Amount.

                    For purposes of this Rider, Estate Tax Repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010 or must be enacted during the calendar year 2010. The Start Date for this Rider (the date that begins the 12-month "window" for you to exercise the Rider) is the later of
                    1) January 1, 2010 or 2) the date in 2010 upon which legislation is enacted that triggers Estate Tax Repeal, but no later than December 31, 2010.

                    Upon issue, there is a one-time administrative charge of not more than $250 for this Rider.

                    This Rider terminates on the earliest of:
                    1) one year from the Start Date;
                    2) December 31, 2010, provided no Estate Tax Repeal, as
                       defined above, has been enacted;
                    3) the date you request to terminate the Rider;
                    4) termination of the Policy; or
                    5) full surrender of the Policy prior to the Start Date.

                    If the Policy lapses but is reinstated, the Rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.

                    SUPPLEMENTAL TERM INSURANCE RIDER

                    This Rider, if desired, must be selected at the time of application. This Rider provides annually renewable non-convertible term insurance to Age 100 on the life of the Insured. Upon death, we will pay the Term Insurance Benefit Amount, in addition to the Death Benefit Proceeds of the Death Benefit Option in effect on your Policy.

                    There is a Monthly Rider Cost for this benefit. This rate is determined by the Company, is based on the Age, policy duration, underwriting category and gender of the Insured, and is applied against the Term Insurance Benefit Amount shown on the Policy Specifications Page.

                    This Rider will limit the maximum period during which the Policy is guaranteed not to lapse under the No Lapse Provision. If you have chosen the Age 100 No Lapse Provision, the maximum period will now be the first 20 Policy Years up to age 100. For the 10 Year and 20 Year No Lapse Provisions, the maximum period will now be the first 5 Policy Years. All other provisions set forth in the Age 100 No Lapse Provision, the 20 Year No Lapse Provision and 10 Year No Lapse Provision apply.

                    This Rider terminates on the earliest of:
                    1) the date you request to terminate the Rider;
                    2) when the Policy lapses;
                    3) when the Policy is fully surrendered;
                    4) when the Insured reaches age 100; or
                    5) the death of the Insured.

                    If the Policy is reinstated, the Rider will likewise be reinstated, provided enough premium is paid to cover the Monthly Deductions and the Monthly Rider Costs.

TAX ISSUES

                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are

                    "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test", a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age
                    59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS.Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LINCOLN LIFE

                    Under existing Federal income tax laws, Lincoln Life does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insured grows older. Moreover, on the death of the Insured, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LINCOLN LIFE

                    The following persons are Directors and Officers of Lincoln Life. Except as indicated below, the address of each is 1300 South Clinton Street, Fort Wayne, Indiana 46802, and each has been employed by Lincoln Life or its affiliates for more than 5 years.

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT        PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            JON A. BOSCIA                       Chief Executive Officer and Chairman of
                            PRESIDENT AND DIRECTOR              the Board of Directors [3/01 -- present]
                            1500 Market Street                  Lincoln National Corporation; President
                            Suite 3900                          and Director [12/99 -- present] The
                            Philadelphia, PA                    Lincoln National Life Insurance Company.
                            19102                               Formerly: President, Chief Executive
                                                                Officer and Director [1/98 -- 3/01],
                                                                Lincoln National Corporation; President,
                                                                Chief Executive Officer and Director
                                                                [10/96 -- 1/98], The Lincoln National Life
                                                                Insurance Company.
                            JANET CHRZAN                        Senior Vice President and Chief Financial
                            SENIOR VICE                         Officer [4/00 -- present], Formerly: Vice
                            PRESIDENT AND                       President and Treasurer [8/95 -- 4/00],
                            CHIEF FINANCIAL                     The Lincoln National Life Insurance
                            OFFICER                             Company.

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT        PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            JOHN H. GOTTA                       Chief Executive Officer of Life Insurance,
                            CHIEF EXECUTIVE                     Executive Vice President, Assistant
                            OFFICER OF LIFE                     Secretary and Director [12/99 -- present].
                            INSURANCE, EXECUTIVE                Formerly: Senior Vice President and and
                            VICE PRESIDENT,                     Assistant Secretary [4/98 -- 12/99],
                            ASSISTANT SECRETARY                 Senior Vice President [2/98 -- 4/98], Vice
                            AND DIRECTOR                        President and General Manager [1/98 --
                            350 Church Street                   2/98], The Lincoln National Life Insurance
                            Hartford, CT 06103                  Company; Senior Vice President [3/96 --
                                                                12/97], Connecticut General Life Insurance
                                                                Company.
                            CHARLES E. HALDEMAN, JR.            Director [7/00 -- present], The Lincoln
                            DIRECTOR                            National Life Insurance Company;
                            One Commerce                        President, Chief Executive Officer and
                            2005 Market Street                  Director [1/00 -- present], Lincoln
                            Philadelphia, PA 19103              National Investment Companies,
                                                                Incorporated; President, Chief Executive
                                                                Officer and Director [1/00 -- present],
                                                                Delaware Management Holdings,
                                                                Incorporated; President and Director [7/00
                                                                --present], Lincoln Investment Management,
                                                                Incorporated. Formerly: President and
                                                                Chief Operating Officer [2/98 -- 1/00],
                                                                United Asset Management Corporation;
                                                                Director and Partner [1/85 -- 12/99],
                                                                Cooke & Bieler, Incorporated.
                            J. MICHAEL HEMP                     President and Director [7/97 -- present],
                            SENIOR VICE PRESIDENT               Lincoln Financial Advisors Incorporated;
                            350 Church Street                   Senior Vice President [formerly Vice
                            Hartford, CT 06103                  President] [10/95 -- present], The
                                                                Lincoln National Life Insurance Company.
                            BARBARA S. KOWALCZYK                Senior Vice President, Corporation
                            DIRECTOR                            Planning [5/94 -- present], Lincoln
                            Centre Square                       National Corporation; Director and Member
                            West Tower                          of the Investment Committee [12/01 --
                            1500 Market Street                  present], The Lincoln National Life
                            Suite 3900                          Insurance Company, Senior Vice President
                            Philadelphia, PA 19102              and Director [present] Lincoln National
                                                                Management Corporation; Director
                                                                [present], Lincoln Life & Annuity Company
                                                                of New York.
                            GARY W. PARKER                      Senior Vice President and Chief Product
                            SENIOR VICE PRESIDENT               Officer [3/00 -- present], Vice President,
                            AND CHIEF PRODUCT OFFICER           Product Management [7/98 -- 3/00], The
                            350 Church Street                   Lincoln National Life Insurance Company.
                            Hartford, CT 06103                  Formerly: Senior Vice President, Life
                                                                Products [10/97 -- 6/98], Vice President,
                                                                Marketing Services [9/89 -- 10/97], Life
                                                                of Virginia.
                            SEE YENG QUEK                       Chief Investment Officer and Director
                            CHIEF INVESTMENT OFFICER            [5/01 -- present], The Lincoln National
                            AND DIRECTOR                        Life Insurance Company; Senior Vice
                            ONE COMMERCE SQUARE                 President [8/00 -- present], Delaware
                            PHILADELPHIA, PA 19103              Investments. Formerly: Vice President
                                                                [2/93 -- 7/00], Conseco Capital
                                                                Management, Incorporated.
                            LORRY J. STENSRUD                   Chief Executive Officer of Annuities,
                            CHIEF EXECUTIVE                     Executive Vice President and Director
                            OFFICER OF ANNUITIES,               [6/00 -- present], The Lincoln National
                            EXECUTIVE VICE                      Life Insurance Company. Formerly:
                            PRESIDENT AND DIRECTOR              President and Chief Executive Officer
                                                                [6/95 -- 6/00], Cova Life Insurance (Xerox
                                                                Life).

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT        PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            TODD R. STEPHENSON                  Senior Vice President and Treasurer [4/00
                            SENIOR VICE PRESIDENT               --present], The Lincoln National Life
                            AND TREASURER                       Insurance Company. Formerly: Senior Vice
                                                                President, Chief Financial Officer and
                                                                Assistant Treasurer [3/99 -- 4/00], The
                                                                Lincoln National Life Insurance Company;
                                                                Senior Vice President and Chief Operating
                                                                Officer [1/98 -- 3/99], Lincoln Life &
                                                                Annuity Distributors, Inc.; Senior Vice
                                                                President and Chief Operating Officer
                                                                [1/98 -- 3/99], Lincoln Financial Advisors
                                                                Corporation; Senior Vice President,
                                                                Treasurer, Chief Financial Officer and
                                                                Director [2/95 -- 12/97], American States
                                                                Insurance Company.
                            RICHARD C. VAUGHAN                  Executive Vice President and Chief
                            DIRECTOR                            Financial Officer [1/95 -- present],
                            Centre Square                       Formerly: Senior Vice President and Chief
                            West Tower                          Financial Officer [6/92 -- 1/95], Lincoln
                            1500 Market Street                  National Corporation.
                            Suite 3900
                            Philadelphia, PA 19102

DISTRIBUTION OF POLICIES

                    Lincoln Life intends to offer the Policy in all jurisdictions where it is licensed to do business. Lincoln Life, the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The Principal Underwriter has overall responsibility for establishing a selling plan for the Policies. Our principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802.

                    The Policy may be sold by individuals who, in addition to being appointed as life insurance agents for Lincoln Life, are also registered representatives of Lincoln Financial Advisors Corp. or Lincoln Financial Distributors (both registered representatives affiliated with Lincoln). The Policy may also be sold by registered representatives of other broker-dealers. Registered representatives may receive commission and service fees up to 60% of the first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, Lincoln Life may pay equivalent amounts over time based on Accumulation Value. Selling representatives are also eligible for cash bonuses and "non-cash compensation." The latter [as defined in NASD 2820] is represented by such things as office space, computers, club credit, newsletters and training.

                    The selling office receives additional compensation on the first year premium and all additional premiums. In some situations the selling office may elect to share its commission with the registered representative. Depending on the particular selling arrangements there may be others who Lincoln compensates for distribution activities. (For example, Lincoln Life may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.)

                    All compensation is paid from Lincoln Life's resources, which include sales charges made under this Policy.

CHANGES OF INVESTMENT POLICY

                    Lincoln Life may materially change the investment policy of the Separate Account. Lincoln Life must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders Lincoln Life's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by Lincoln Life on the life of the Insured. The Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. Lincoln Life will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

STATE REGULATION

                    Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of Lincoln Life for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine Lincoln Life's contract liabilities and reserves so that the Insurance Department may certify the items are correct. Lincoln Life's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the Indiana Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

REPORTS TO OWNERS

                    Lincoln Life maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    Owners will also be sent annual reports containing financial statements for the Separate Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    Policy Owners will receive statements of significant transactions such as: changes in Specified Amount or Death Benefit Option; transfers among Sub-Acounts; Premium Payments; loans and repayment of loans; reinstatement; and termination.

ADVERTISING

                    Lincoln Life is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. Lincoln Life may advertise these ratings from time to time. In addition, Lincoln Life may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the Policies. Furthermore, Lincoln Life may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

                    Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief.

                    Lincoln Life reached an agreement to resolve its potential liability from the sale of interest sensitive universal and participating whole life insurance policies alleged in class action lawsuits against it. The agreement received court approval and has become final. The owners of approximately 4,300 policies (approximately 1% of the class) excluded themselves (opted-out) from the settlement and will not be bound by the settlement.

                    After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under the suits and settlement described above will not have a material adverse effect on the financial position of Lincoln Life.

EXPERTS

                    The financial statements will be filed by amendment.

                    The opinion on Actuarial matters will be filed by amendment.

                    The opinion on Legal matters will be filed by amendment.

REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, Lincoln Life, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    GUARANTEED MAXIMUM COST OF INSURANCE RATES

                    The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are set forth in the following Table based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO); or for unisex rates, on the 1980 CSO-B Table.

ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
---------               --------   --------   --------
          0              0.34845    0.24089    0.32677
          1              0.08917    0.07251    0.08667
          2              0.08251    0.06750    0.07917
          3              0.08167    0.06584    0.07834
          4              0.07917    0.06417    0.07584

          5              0.07501    0.06334    0.07251
          6              0.07167    0.06084    0.06917
          7              0.06667    0.06000    0.06584
          8              0.06334    0.05834    0.06250
          9              0.06167    0.05750    0.06084

         10              0.06084    0.05667    0.06000
         11              0.06417    0.05750    0.06250
         12              0.07084    0.06000    0.06917
         13              0.08251    0.06250    0.07834
         14              0.09584    0.06887    0.09001

         15              0.11085    0.07084    0.10334
         16              0.12585    0.07601    0.11585
         17              0.13919    0.07917    0.12752
         18              0.14836    0.08167    0.13502
         19              0.15502    0.08501    0.14085
         20              0.15836    0.08751    0.14502
         21              0.15919    0.08917    0.14585
         22              0.15752    0.09084    0.14419
         23              0.15502    0.09251    0.14252
         24              0.15189    0.09501    0.14085

         25              0.14752    0.09668    0.13752
         26              0.11419    0.09918    0.13585
         27              0.14252    0.10168    0.13418
         28              0.14169    0.10501    0.13418
         29              0.14252    0.10635    0.13585

         30              0.14419    0.11251    0.13752
         31              0.14836    0.11668    0.14169
         32              0.15252    0.12085    0.14585
         33              0.15919    0.12502    0.15252
         34              0.16889    0.13168    0.15919

         35              0.17586    0.13752    0.16836
         36              0.18670    0.14669    0.17837
         37              0.20004    0.15752    0.19170
         38              0.21505    0.17003    0.20588
         39              0.23255    0.18503    0.22338

         40              0.25173    0.20171    0.24173
         41              0.27424    0.22005    0.26340
         42              0.29675    0.23922    0.28508
         43              0.32260    0.25757    0.31010
         44              0.34929    0.27674    0.33428

         45              0.37931    0.29675    0.36263
         46              0.41017    0.31677    0.39182
         47              0.44353    0.33761    0.42268
         48              0.47856    0.36096    0.45437
         49              0.51777    0.38598    0.49107
ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
---------               --------   --------   --------

         50              0.55948    0.41350    0.53028
         51              0.60870    0.44270    0.57533
         52              0.66377    0.47523    0.62539
         53              0.72636    0.51276    0.68297
         54              0.79730    0.55114    0.74722

         55              0.87326    0.59118    0.81566
         56              0.95591    0.63123    0.88996
         57              1.04192    0.66961    0.96593
         58              1.13378    0.70633    1.04609
         59              1.23236    0.74556    1.13211
         60              1.34180    0.78979    1.22817
         61              1.46381    0.84488    1.33511
         62              1.60173    0.91417    1.45796
         63              1.75809    1.00267    1.59922
         64              1.93206    1.10539    1.75725

         65              2.12283    1.21731    1.92955
         66              2.32623    1.33511    2.11195
         67              2.54312    1.45461    2.30614
         68              2.77350    1.57247    2.50878
         69              3.02328    1.69955    2.72909

         70              3.30338    1.84590    2.97466
         71              3.62140    2.02325    3.25640
         72              3.98666    2.24419    3.58279
         73              4.40599    2.51548    3.95978
         74              4.87280    2.83552    4.38330

         75              5.37793    3.19685    4.84334
         76              5.91225    3.59370    5.33245
         77              6.46824    4.01942    5.84227
         78              7.04089    4.47410    6.36948
         79              7.64551    4.97042    6.92851

         80              8.30507    5.52957    7.54229
         81              9.03761    6.17118    8.22883
         82              9.86724    6.91414    9.01216
         83             10.80381    7.77075    9.90124
         84             11.82571    8.72632   10.87533

         85             12.91039    9.76952   11.92213
         86             14.03509   10.89151   13.01471
         87             15.18978   12.08770   14.15507
         88             16.36948   13.35774   15.33494
         89             17.57781   14.70820   16.56493

         90             18.82881   16.15259   17.85746
         91             20.14619   17.71416   19.23699
         92             21.57655   19.43814   20.76665
         93             23.20196   21.40786   22.49837
         94             25.28174   23.63051   24.70915

         95             28.27411   27.16158   27.82758
         96             33.10577   32.32378   32.78845
         97             41.68476   41.21204   41.45783
         98             58.01259   57.81394   57.95663
         99             90.90909   90.90909   90.90909

APPENDIX 2

                    ILLUSTRATION OF MAXIMUM SURRENDER CHARGES

                    The Initial Maximum Surrender Charge is calculated as (a) plus (b), with that result not to exceed (c), minus (d), where
                    (a) is 1.25 times the curtate net level premium for the
                        Specified Amount of insurance, calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest;
                    (b) is $10 per $1000 of Specified Amount;
                    (c) is $50 per $1000 of Specified Amount; and
                    (d) is $60

                    Algebraically, this formula is equivalent to Min{a+b,c}-d.

                    The Maximum Surrender Charge decreases from its initial amount during the first 20 years. In general terms, the initial Maximum Surrender Charge is amortized in proportion to a twenty year life contingent annuity due. In formulas, the Maximum Surrender Charge at a point in time "t" years after issue is (a) times (b), where
                    (a) is the initial Maximum Surrender Charge; and
                    (b) is the ratio of a life contingent annuity due beginning at time t and ending 20 years after issue, divided by a life contingent annuity due beginning at issue and ending 20 years after issue, both calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest.

                    The actual Surrender Charge may be less than the Maximum Surrender Charge and is included in each Policy. No Surrender Charge is applied in the 16(th) policy year or beyond.

                    EXAMPLE 1: A male, Age 45, purchases a policy with a Specified Amount of $100,000.

                    The initial Maximum Surrender Charge is computed as follows:

                    curtate net level premium =$1,987.66

                    $10 per $1000 of Specified Amount = $1,000

                    $50 per $1000 of Specified Amount = $5,000

                    initial Maximum Surrender Charge = (1.25 x $1,987.66 + $1,000) - $60 =
                    $3,484.57 - $60 = $3,424.57. Note that $3,424.57 is less
                    than $5,000.

                    This amount decreases as follows:

                            YEARS                                 MAXIMUM     ACTUAL
                            AFTER  INITIAL MAXIMUM    ANNUITY    SURRENDER   SURRENDER
                            ISSUE  SURRENDER CHARGE    RATIO      CHARGE      CHARGE
                            -----  ----------------   -------    ---------   ---------
                              0       $3,424.57       1.00000    $3,424.57   $3,424.57
                              1       $3,424.57       0.96609    $3,308.45   $3,308.45
                              2       $3,424.57       0.93101    $3,188.32   $3,188.32
                              3       $3,424.57       0.89471    $3,064.00   $3,064.00
                              4       $3,424.57       0.85711    $2,935.25   $2,935.25
                              5       $3,424.57       0.81818    $2,801.90   $2,801.90
                              6       $3,424.57       0.77782    $2,663.70   $2,663.70
                              7       $3,424.57       0.73600    $2,520.49   $2,520.49
                              8       $3,424.57       0.69265    $2,372.03   $2,372.03
                              9       $3,424.57       0.64769    $2,218.07   $2,218.07

                            YEARS                                 MAXIMUM     ACTUAL
                            AFTER  INITIAL MAXIMUM    ANNUITY    SURRENDER   SURRENDER
                            ISSUE  SURRENDER CHARGE    RATIO      CHARGE      CHARGE
                            -----  ----------------   -------    ---------   ---------
                             10       $3,424.57       0.60104    $2,058.32   $2,058.32
                             11       $3,424.57       0.55257    $1,892.31   $1,513.85
                             12       $3,424.57       0.50212    $1,719.55   $1,031.73
                             13       $3,424.57       0.44952    $1,539.40   $  615.76
                             14       $3,424.57       0.39456    $1,351.18   $  270.24
                             15       $3,424.57       0.33701    $1,154.12   $    0.00
                             16       $3,424.57       0.27664    $  947.36   $    0.00
                             17       $3,424.57       0.21314    $  729.90   $    0.00
                             18       $3,424.57       0.14616    $  500.55   $    0.00
                             19       $3,424.57       0.07529    $  257.84   $    0.00
                             20       $3,424.57       0.00000    $    0.00   $    0.00

                    EXAMPLE 2: A female, Age 55, purchases a policy with a Specified Amount of $200,000.

                    The initial Maximum Surrender Charge is computed as follows:

                    curtate net level premium =$4,996.55

                    $10 per $1000 of Specified Amount = $2,000

                    $50 per $1000 of Specified Amount = $10,000

                    The value (1.25 x $4,996.55 + $2,000) - $60 equals
                    $8,185.68. Note that $8,185.68 is less than $10,000.

                    This amount decreases as follows:

                                    INITIAL
                            YEARS   MAXIMUM                MAXIMUM     ACTUAL
                            AFTER  SURRENDER   ANNUITY    SURRENDER   SURRENDER
                            ISSUE   CHARGE      RATIO      CHARGE      CHARGE
                            -----  ---------   -------    ---------   ---------
                              0    $8,185.68   1.00000    $8,185.68   $8,125.68
                              1    $8,185.68   0.96649    $7,911.41   $7,853.42
                              2    $8,185.68   0.93185    $7,627.82   $7,571.91
                              3    $8,185.68   0.89596    $7,334.04   $7,280.28
                              4    $8,185.68   0.85871    $7,029.15   $6,977.63
                              5    $8,185.68   0.82003    $6,712.54   $6,663.34
                              6    $8,185.68   0.77986    $6,383.70   $6,336.91
                              7    $8,185.68   0.73818    $6,042.47   $4,498.64
                              8    $8,185.68   0.69496    $5,688.73   $2,823.52
                              9    $8,185.68   0.65022    $5,322.47   $1,320.86
                             10    $8,185.68   0.60387    $4,943.08   $    0.00
                             11    $8,185.68   0.55577    $4,549.39   $    0.00
                             12    $8,185.68   0.50574    $4,139.81   $    0.00
                             13    $8,185.68   0.45351    $3,712.32   $    0.00
                             14    $8,185.68   0.39881    $3,264.53   $    0.00
                             15    $8,185.68   0.34135    $2,794.21   $    0.00
                             16    $8,185.68   0.28086    $2,299.02   $    0.00
                             17    $8,185.68   0.21699    $1,776.23   $    0.00
                             18    $8,185.68   0.14933    $1,222.34   $    0.00
                             19    $8,185.68   0.07727    $  632.49   $    0.00
                             20    $8,185.68   0.00000    $    0.00   $    0.00

APPENDIX 3

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF
THE INSURED                CORRIDOR
(NEAREST BIRTHDAY)        PERCENTAGE
------------------        ----------
         0-40                250%
          41                 243%
          42                 236%
          43                 229%
          44                 222%
          45                 215%
          46                 209%
          47                 203%
          48                 197%
          49                 191%
          50                 185%
          51                 178%
          52                 171%
          53                 164%
          54                 157%
          55                 150%
          56                 146%
          57                 142%
          58                 138%
          59                 134%
          60                 130%
          61                 128%
          62                 126%
          63                 124%
          64                 122%
          65                 120%
          66                 119%
          67                 118%
          68                 117%
          69                 116%
          70                 115%
          71                 113%
          72                 111%
          73                 109%
          74                 107%
         75-90               105%
          91                 104%
          92                 103%
          93                 102%
          94                 101%
         95-99               100%

APPENDIX 4

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefit Proceeds may be different. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.

                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The mortality and expense risk charges are equivalent to an annual effective rate of 0.75% of the daily net asset value of the Separate Account in years 1-10, 0.35% in years 11-20 and 0.20% in years 21 and later. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.81% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 2000. Certain fund groups waive a portion of fund expenses or reimburse the funds for such expenses. Those waivers or reimbursements remain in effect for varying periods of time, are usually reviewed at least yearly by each fund group, and are within the fund group's control. The effect of discontinuing a waiver or reimbursement arrangement could result in higher expense levels for the affected fund, as shown in the Portfolio Expense Table. Assuming those waivers and reimbursements were discontinued, the arithmetic average would be equivalent to an annual effective rate of 0.83% of the daily net asset value of the Separate Account.

                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.55%, 4.41% and 10.36% for years 1-10, -1.16%, 4.82% and
                    10.80% in years 11-20, and -1.01%, 4.98% and 10.97% in years
                    21 and later. (To be updated for 2001 information by amendment)

                    The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that the Company deducts a premium load of 5% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $15 per month in the first year. Current values reflect a current flat dollar monthly administrative expense charge of $5 (and guaranteed values, $10) in subsequent Policy Years.

                    Upon request, the Company will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.

                    The one-time administrative charge of not more than $250 for the Estate Tax Repeal Rider is not reflected in the illustrations.

TO BE UPDATED BY AMENDMENT
                                  MALE    AGE 45    NONSMOKER
                                  PREFERRED -- $5,396 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT           TOTAL ACCUMULATION VALUE(1)          SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF     SURR
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%   CHARGE
------  -----------  --------  --------  ---------  --------  --------  ---------  --------  --------  ---------  --------

   1        5,666    500,000   500,000    500,000     4,188     4,188      4,188         0         0          0    16,590
   2       11,615    500,000   500,000    500,000     6,658     6,658      6,658         0         0          0    15,992
   3       17,861    500,000   500,000    500,000     8,908     8,908      8,908         0         0          0    15,371
   4       24,420    500,000   500,000    500,000    10,931    10,931     10,931         0         0          0    14,730
   5       31,307    500,000   500,000    500,000    12,709    12,709     12,709         0         0          0    14,065

   6       38,538    500,000   500,000    500,000    14,230    14,230     14,230       854       854        854    13,376
   7       46,131    500,000   500,000    500,000    15,455    15,455     15,455     2,793     2,793      2,793    12,662
   8       54,103    500,000   500,000    500,000    16,354    16,354     16,354     4,432     4,432      4,432    11,922
   9       62,474    500,000   500,000    500,000    16,888    16,888     16,888     5,734     5,734      5,734    11,154
  10       71,264    500,000   500,000    500,000    17,014    27,147     42,455     6,656    16,789     32,097    10,358

  15      122,260    500,000   500,000    500,000    10,824    30,457     69,680    10,712    30,344     69,568       113
  20      187,345          0   500,000    500,000         0    16,271     99,328         0    16,271     99,328         0
  25      270,412          0         0    500,000         0         0    125,746         0         0    125,746         0
  30      376,429          0         0    500,000         0         0    132,485         0         0    132,485         0

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT
                                  MALE    AGE 45    NONSMOKER
                                  PREFERRED -- $5,396 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT           TOTAL ACCUMULATION VALUE(1)          SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF     SURR
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%   CHARGE
------  -----------  --------  --------  ---------  --------  --------  ---------  --------  --------  ---------  --------

   1        5,666    500,000   500,000    500,000     4,188     4,465      4,744         0         0          0    16,590
   2       11,615    500,000   500,000    500,000     8,256     9,072      9,922         0         0          0    15,992
   3       17,861    500,000   500,000    500,000    12,114    13,731     15,483         0         0        112    15,371
   4       24,420    500,000   500,000    500,000    15,800    18,482     21,508     1,071     3,753      6,778    14,730
   5       31,307    500,000   500,000    500,000    19,333    23,347     28,063     5,268     9,282     13,998    14,065

   6       38,538    500,000   500,000    500,000    22,712    28,329     35,202     9,337    14,954     21,827    13,376
   7       46,131    500,000   500,000    500,000    25,945    33,440     42,998    13,284    20,779     30,336    12,662
   8       54,103    500,000   500,000    500,000    29,082    38,736     51,570    17,160    26,814     39,648    11,922
   9       62,474    500,000   500,000    500,000    32,184    44,287     61,064    21,030    33,133     49,910    11,154
  10       71,264    500,000   500,000    500,000    35,289    50,142     71,616    24,931    39,784     61,258    10,358

  15      122,260    500,000   500,000    500,000    48,284    82,390    143,653    48,172    82,277    143,541       113
  20      187,345    500,000   500,000    500,000    53,813   116,917    260,345    53,813   116,917    260,345         0
  25      270,412    500,000   500,000    535,153    49,575   153,950    461,339    49,575   153,950    461,339         0
  30      376,429    500,000   500,000    859,050    25,532   188,003    802,850    25,532   188,003    802,850         0

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT
                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $9,184 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT           TOTAL ACCUMULATION VALUE(1)          SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    SURR
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  CHARGE
------  -----------  --------  --------  ---------  --------  --------  ---------  --------  --------  ---------  -------

   1        9,643    500,000   500,000    500,000     6,737     7,198      7,659         0         0          0   23,909
   2       19,769    500,000   500,000    500,000     9,580    10,809     12,098         0         0          0   23,027
   3       30,400    500,000   500,000    500,000    11,914    14,111     16,528         0         0          0   22,122
   4       41,563    500,000   500,000    500,000    13,712    17,060     20,922         0         0          0   21,192
   5       53,285    500,000   500,000    500,000    14,941    19,602     25,247         0         0      5,012   20,236

   6       65,592    500,000   500,000    500,000    15,541    21,655     29,441         0     2,402     10,188   19,253
   7       78,515    500,000   500,000    500,000    15,443    23,121     33,424     1,364     9,043     19,346   14,079
   8       92,084    500,000   500,000    500,000    14,552    23,876     37,091     5,576    14,900     28,115    8,976
   9      106,331    500,000   500,000    500,000    12,757    23,770     40,307     8,371    19,384     35,921    4,386
  10      121,291    500,000   500,000    500,000     9,945    22,641     42,927     9,611    22,308     42,593      334

  15      208,086          0         0    500,000         0         0     42,183         0         0     42,183        0
  20      318,862          0         0          0         0         0          0         0         0          0        0
  25      460,242          0         0          0         0         0          0         0         0          0        0
  30      640,683          0         0          0         0         0          0         0         0          0        0

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT
                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $9,184 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT            TOTAL ACCUMULATION VALUE(1)           SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF     SURR
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%   GROSS 0%  GROSS 6%  GROSS 12%   GROSS 0%  GROSS 6%  GROSS 12%   CHARGE
------  -----------  --------  --------  ----------  --------  --------  ----------  --------  --------  ----------  -------

   1        9,643    500,000   500,000      500,000    6,737     7,198        7,659        0         0            0   23,909
   2       19,769    500,000   500,000      500,000   13,238    14,579       15,977        0         0            0   23,027
   3       30,400    500,000   500,000      500,000   19,185    21,824       24,688        0         0        2,567   22,122
   4       41,563    500,000   500,000      500,000   24,871    29,224       34,144    3,679     8,032       12,952   21,192
   5       53,285    500,000   500,000      500,000   30,403    36,892       44,534   10,168    16,657       24,299   20,236

   6       65,592    500,000   500,000      500,000   35,706    44,767       55,889   16,453    25,515       36,636   19,253
   7       78,515    500,000   500,000      500,000   40,668    52,746       68,202   26,589    38,668       54,123   14,079
   8       92,084    500,000   500,000      500,000   45,352    60,899       81,651   36,376    51,923       72,675    8,976
   9      106,331    500,000   500,000      500,000   49,930    69,407       96,537   45,544    65,021       92,151    4,386
  10      121,291    500,000   500,000      500,000   54,585    78,467      113,193   54,252    78,133      112,860      334

  15      208,086    500,000   500,000      500,000   72,647   127,666      227,680   72,647   127,666      227,680        0
  20      318,862    500,000   500,000      500,000   78,706   181,888      421,543   78,706   181,888      421,543        0
  25      460,242    500,000   500,000      801,802   61,543   239,898      763,621   61,543   239,898      763,621        0
  30      640,683          0   500,000    1,396,447        0   294,803    1,329,949        0   294,803    1,329,949        0

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT
                                  FEMALE    AGE 45    NONSMOKER
                                  PREFERRED -- $4,391 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT           TOTAL ACCUMULATION VALUE(1)          SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    SURR
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  CHARGE
------  -----------  --------  --------  ---------  --------  --------  ---------  --------  --------  ---------  -------

   1        4,611    500,000   500,000    500,000     3,428     3,655      3,882         0         0          0    14,138
   2        9,452    500,000   500,000    500,000     5,509     6,136      6,792         0         0          0    13,634
   3       14,535    500,000   500,000    500,000     7,445     8,612      9,887         0         0          0    13,111
   4       19,872    500,000   500,000    500,000     9,222    11,067     13,173         0         0        605    12,568
   5       25,476    500,000   500,000    500,000    10,834    13,493     16,662         0     1,489      4,658    12,004

   6       31,361    500,000   500,000    500,000    12,270    15,874     20,364       851     4,455      8,945    11,419
   7       37,539    500,000   500,000    500,000    13,522    18,200     24,295     2,710     7,388     13,483    10,812
   8       44,027    500,000   500,000    500,000    14,574    20,450     28,461     4,393    10,270     18,281    10,181
   9       50,839    500,000   500,000    500,000    15,400    22,594     32,864     5,876    13,070     23,340     9,524
  10       57,991    500,000   500,000    500,000    15,999    24,623     37,528     7,157    15,781     28,686     8,842

  15       99,489    500,000   500,000    500,000    15,941    33,511     67,386    15,846    33,415     67,291        96
  20      152,452    500,000   500,000    500,000     8,326    36,995    110,959     8,326    36,995    110,959         0
  25      220,048          0   500,000    500,000         0    25,135    174,373         0    25,135    174,373         0
  30      306,320          0         0    500,000         0         0    272,285         0         0    272,285         0

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT
                                  FEMALE    AGE 45    NONSMOKER
                                  PREFERRED -- $4,391 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT           TOTAL ACCUMULATION VALUE(1)          SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    SURR
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  CHARGE
------  -----------  --------  --------  ---------  --------  --------  ---------  --------  --------  ---------  -------

   1        4,611    500,000   500,000    500,000     3,428     3,655      3,882         0         0          0    14,138
   2        9,452    500,000   500,000    500,000     6,843     7,512      8,208         0         0          0    13,634
   3       14,535    500,000   500,000    500,000    10,049    11,379     12,820         0         0          0    13,111
   4       19,872    500,000   500,000    500,000    13,080    15,289     17,780       513     2,722      5,213    12,568
   5       25,476    500,000   500,000    500,000    15,974    19,281     23,164     3,970     7,277     11,160    12,004

   6       31,361    500,000   500,000    500,000    18,772    23,399     29,057     7,353    11,980     17,638    11,419
   7       37,539    500,000   500,000    500,000    21,490    27,663     35,531    10,679    16,852     24,719    10,812
   8       44,027    500,000   500,000    500,000    24,148    32,102     42,667    13,968    21,921     32,486    10,181
   9       50,839    500,000   500,000    500,000    26,776    36,751     50,565    17,252    27,227     41,041     9,524
  10       57,991    500,000   500,000    500,000    29,383    41,630     59,315    20,541    32,788     50,473     8,842

  15       99,489    500,000   500,000    500,000    40,802    68,953    119,353    40,707    68,857    119,258        96
  20      152,452    500,000   500,000    500,000    47,990   100,090    217,420    47,990   100,090    217,420         0
  25      220,048    500,000   500,000    500,000    49,495   135,806    384,483    49,495   135,806    384,483         0
  30      306,320    500,000   500,000    717,792    40,918   174,319    670,834    40,918   174,319    670,834         0

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT
                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $7,260 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT           TOTAL ACCUMULATION VALUE(1)          SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF    SURR
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  GROSS 0%  GROSS 6%  GROSS 12%  CHARGE
------  -----------  --------  --------  ---------  --------  --------  ---------  --------  --------  ---------  -------

   1        7,623    500,000   500,000    500,000     5,000     5,353      5,708         0         0          0    19,690
   2       15,627    500,000   500,000    500,000     7,926     8,886      9,892         0         0          0    18,988
   3       24,032    500,000   500,000    500,000    10,606    12,373     14,309         0         0          0    18,261
   4       32,856    500,000   500,000    500,000    13,055    15,826     19,000         0         0      1,493    17,507
   5       42,122    500,000   500,000    500,000    15,260    19,231     23,985         0     2,507      7,262    16,724

   6       51,851    500,000   500,000    500,000    17,198    22,559     29,273     1,288     6,649     13,363    15,910
   7       62,067    500,000   500,000    500,000    18,810    25,747     34,840     7,181    14,118     23,211    11,629
   8       72,793    500,000   500,000    500,000    20,020    28,710     40,643    12,613    21,302     33,236     7,408
   9       84,055    500,000   500,000    500,000    20,723    31,329     46,610    17,108    27,714     42,995     3,615
  10       95,881    500,000   500,000    500,000    20,840    33,511     52,693    20,565    33,236     52,418       275

  15      164,493    500,000   500,000    500,000    11,838    36,670     86,629    11,838    36,670     86,629         0
  20      252,062          0   500,000    500,000         0    13,810    122,455         0    13,810    122,455         0
  25      363,824          0         0    500,000         0         0    139,990         0         0    139,990         0
  30      506,463          0         0    500,000         0         0     80,638         0         0     80,638         0

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT
                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $7,260 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT               DEATH BENEFIT            TOTAL ACCUMULATION VALUE(1)           SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF     SURR
 YEAR    PER YEAR    GROSS 0%  GROSS 6%  GROSS 12%   GROSS 0%  GROSS 6%  GROSS 12%   GROSS 0%  GROSS 6%  GROSS 12%   CHARGE
------  -----------  --------  --------  ----------  --------  --------  ----------  --------  --------  ----------  -------

   1        7,623    500,000   500,000      500,000    5,000     5,353        5,708        0         0            0   19,690
   2       15,627    500,000   500,000      500,000    9,845    10,865       11,929        0         0            0   18,988
   3       24,032    500,000   500,000      500,000   14,475    16,478       18,653        0         0          392   18,261
   4       32,856    500,000   500,000      500,000   18,952    22,259       25,998    1,445     4,752        8,491   17,507
   5       42,122    500,000   500,000      500,000   23,246    28,186       34,002    6,523    11,463       17,279   16,724

   6       51,851    500,000   500,000      500,000   27,442    34,351       42,823   11,532    18,441       26,913   15,910
   7       62,067    500,000   500,000      500,000   31,541    40,765       52,551   19,912    29,136       40,922   11,629
   8       72,793    500,000   500,000      500,000   35,546    47,444       63,288   28,139    40,036       55,881    7,408
   9       84,055    500,000   500,000      500,000   39,354    54,296       75,042   35,739    50,681       71,427    3,615
  10       95,881    500,000   500,000      500,000   42,932    61,298       87,899   42,657    61,023       87,624      275

  15      164,493    500,000   500,000      500,000   58,987   101,347      177,714   58,987   101,347      177,714        0
  20      252,062    500,000   500,000      500,000   69,589   148,877      329,241   69,589   148,877      329,241        0
  25      363,824    500,000   500,000      623,780   67,043   201,589      594,076   67,043   201,589      594,076        0
  30      506,463    500,000   500,000    1,092,364   38,481   256,308    1,040,347   38,481   256,308    1,040,347        0

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

                                    PART II
                        FEES AND CHARGES REPRESENTATION

    Lincoln Life represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

        (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

           Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

        (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This Initial Registration Statement on Form S-6 comprises the following papers and documents:

       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       Prospectus consisting of 61 pages.
       Fees and Charges Representation;
       Undertaking to File Reports;
       Indemnification
       Contents of Registration Statement
       Exhibits List
       The signatures;
       Power of Attorney;
       Written consents of the following persons: (to be filed by amendment)
               Robert A. Picarello, Esq.
               Vaughn W. Robbins, FSA
               Ernst & Young LLP, Independent Auditors

1.        The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
     (1)  Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account.(2)
     (2)  Not applicable.
     (3)  (a)       Selling Agreement between The Lincoln National Life Insurance Company and Lincoln Financial
                    Advisors Corp.(5)
          (b)       Commission Schedule for Variable Life Policies.(3)
     (4)  Not applicable.
     (5)  (a)       Proposed Form of Policy LN 670
          (b)       Proposed Form of Application(6)
          (c)       Proposed Form of Addendum to Application -- Policy Form B15
          (d)       Riders.(2)
          (e)       Accounting Value Rider -- Policy Form LR500(8)
          (f)       Change of Insured Rider -- Policy Form LR496(8)
          (g)       Estate Tax Repeal Rider -- Policy Form LR511(11)
          (h)       Supplemental Term Insurance Rider -- Policy Form LR516
     (6)  (a)       Articles of Incorporation of The Lincoln National Life Insurance Company.(1)
          (b)       Bylaws of The Lincoln National Life Insurance Company.(1)
     (7)  Not applicable.
     (8)  Fund Participation Agreements and amendments thereto
          Agreements between The Lincoln National Life Insurance Company and:
          (a)       AIM Variable Insurance Funds(9)
          (b)       Alliance Variable Products Series Fund, Inc.(10)
          (c)       American Funds Insurance Series(9)
          (d)       Baron Capital Funds Trust(9)
          (e)       BT Insurance Funds Trust(9)
          (f)       Delaware Group Premium Fund(9)
          (g)       Fidelity Variable Insurance Products Fund(9)
          (h)       Franklin Templeton Variable Products Series Fund(9)
          (i)       Janus Aspen Series(9)
          (j)       Lincoln National Funds(9)
          (k)       MFS-Registered Trademark- Variable Insurance Trust(9)
          (l)       Neuberger & Berman Advisers Management Trust(9)
          (m)       Putnam Variable Trust(10)
     (9)  Services Agreement between The Lincoln National Life Insurance Co. and Delaware Management Co.(4)
    (10)  See Exhibit 1(5).
2.        See Exhibit 1(5).
3.        Opinion and Consent of Robert A. Picarello, Esq.*
4.        Not applicable.
5.        Not applicable.

6.        Opinion and consent of Vaughn Robbins, F.S.A.*
7.        Consent of Ernst & Young LLP, Independent Auditors.*
8.        Not applicable.

* To be filed by amendment
------------------------

(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-27783) filed on December 5, 1996.
(2) Incorporated by reference to Registrant's Registration Statement on Form S-6 (File No. 333-42479) filed on December 17, 1997.
(3) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-42479) filed on April 28, 1998.
(4) Incorporated by reference to Registration Statement on Form S-6 (File No. 33-40745) filed on November 21, 1997.
(5) Incorporated by reference to Post-Effective Amendment No. 1 (File No. 333-82663) filed on April 13, 2000.
(6) Incorporated by reference to Post-Effective Amendment No. 3 on Form S-6 (File No. 333-42479) filed on April 19, 1999.
(7) Incorporated by reference to Registration Statement on Form S-6 (File
    No. 333-54338) filed on January 25, 2001.
(8) Incorporated by reference to Post-Effective Amendment No. 3 on Form S-6 (File No. 333-82663) filed on April 12, 2001.
(9) Incorporated by reference to Pre-Effective Amendment No. 2 on Form S-6 (File No. 333-54338) filed on May 8, 2001.
(10) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File No. 333-52572) filed on August 1, 2001.
(11) Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-54338) filed on September 14, 2001.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account M, has duly caused this Initial Registration Statement on Form S-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut on the 15(th) day of March, 2002.

                                          LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE
                                          LIFE ACCOUNT M
                                          (REGISTRANT)

                                          By          /s/ GARY W. PARKER

                                            ------------------------------------
                                                       Gary W. Parker
                                                   SENIOR VICE PRESIDENT
                                            THE LINCOLN NATIONAL LIFE INSURANCE
                                                         COMPANY

                                          THE LINCOLN NATIONAL LIFE INSURANCE
                                          COMPANY
                                          (DEPOSITOR)

                                          By          /s/ GARY W. PARKER

                                            ------------------------------------
                                                       Gary W. Parker
                                                   SENIOR VICE PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement on form S-6 has been signed below on March 15, 2002 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

                      SIGNATURE                                            TITLE
                      ---------                                            -----
                 /s/ JON A. BOSCIA*                    President and Director
     -------------------------------------------       (Principal Executive Officer)
                    Jon A. Boscia

                 /s/ JOHN H. GOTTA*                    Executive Vice President, Chief Executive
     -------------------------------------------       Officer of Life Insurance, Assistant
                    John H. Gotta                      Secretary, and Director

               /s/ LORRY J. STENSRUD*                  Chief Executive Officer of Annuities,
     -------------------------------------------       Executive Vice President and Director
                  Lorry J. Stensrud

                  /s/ JANET CHRZAN*                    Senior Vice President, Chief Financial Officer
     -------------------------------------------       and Director (Principal Financial Officer and
                    Janet Chrzan                       Principal Accounting Officer)

                 /s/ SEE YENG QUEK*                    Chief Investment Officer and Director
     -------------------------------------------
                    See Yeng Quek

              /s/ C. E. HALDEMAN, JR.*                 Director
     -------------------------------------------
              Charles E. Haldeman, Jr.

               /s/ RICHARD C. VAUGHAN*                 Director
     -------------------------------------------
                 Richard C. Vaughan

              /s/ BARBARA S. KOWALCZYK*                Director
     -------------------------------------------
                Barbara S. Kowalczyk

* By     /s/ GARY W. PARKER
--------------------------------------------------
     Gary W. Parker, pursuant to a Power of Attorney filed with this Initial Registration Statement

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 28th day of January, 2000.

                   SIGNATURE                                                  TITLE
                   ---------                                                  -----
               /s/ Jon A. Boscia*                                     President and Director
     --------------------------------------
                 Jon A. Boscia

            /s/ Richard C. Vaughan*                                          Director
     --------------------------------------
               Richard C. Vaughan

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 9th day of August, 2000.

            /s/ C. E. HALDEMAN, JR.*                                         Director
     --------------------------------------
            Charles E. Haldeman, Jr.

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 11th day of August, 2000.

             /s/ Lorry J. Stensrud*               Chief Executive Officer of Annuities,
     --------------------------------------       Executive Vice President and Director
               Lorry J. Stensrud

STATE OF INDIANA
                                                  SS:
COUNTY OF ALLEN
                                                  Subscribed and sworn to before me this
                                                  11th day of August, 2000

                                                  /s/ Sharlene K. Geer
                                                  --------------------------------------------------
                                                  Notary Public
                                                  Commission Expires 2/29/08

               /s/ Janet Chrzan*                  Senior Vice President, Chief Financial Officer
     --------------------------------------       and Director
                  Janet Chrzan

STATE OF INDIANA
                                                  SS:
COUNTY OF ALLEN
                                                  Subscribed and sworn to before me this
                                                  11th day of August, 2000
                                                  /s/ Janet L. Lindenberg
                                                  --------------------------------------------------
                                                  Notary Public
                                                  Commission Expires 7/10/01

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 3rd day of August, 2001.

               /s/ See Yeng Quek*                             Chief Investment Officer and Director
     --------------------------------------
                 See Yeng Quek

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 4th day of January, 2002.

           /s/ Barbara S. Kowalczyk*                                         Director
     --------------------------------------
              Barbara S. Kowalczyk

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 18th day of January, 2002.

               /s/ JOHN H. GOTTA*                 Executive Vice President, Chief Executive Officer
     --------------------------------------        of Life Insurance, Assistant Secretary, and
                 John H. Gotta                     Director